Form 20-F/A
period 2001-03-31
GEOCAN ENERGY INC
filed 2001-08-17
CIK 1143883

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  FORM 20-F/A


(MARK ONE)

   [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

   [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED
                          ----------------------------------------------------

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____________________ TO ____________________

COMMISSION FILE NUMBER _________________________________________________________


                               GEOCAN ENERGY INC.
--------------------------------------------------------------------------------

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 ALBERTA, CANADA
--------------------------------------------------------------------------------

                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

       Suite 800, 717 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 0Z3
--------------------------------------------------------------------------------

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

       TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH REGISTERED
             NONE

-----------------------------------   ------------------------------------------
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                     CLASS "A" COMMON SHARES, NO PAR VALUE
--------------------------------------------------------------------------------

                                (TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT:

                                 NOT APPLICABLE
--------------------------------------------------------------------------------

                                (TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OF COMMON STOCK AS OF MARCH 31, 2001:

                        5,383,600 Class A Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes                        No    X
             -------                   -------

Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17    X               Item 18
                 -------                   -------

                                TABLE OF CONTENTS


                                                                                                                 Page
                                                                                                                 ----

   GENERAL INFORMATION/GLOSSARY...................................................................................1

PART I............................................................................................................5

   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..........................................................5

   KEY INFORMATION................................................................................................6

   RISK FACTORS...................................................................................................7

   INFORMATION ON THE COMPANY....................................................................................13

   BUSINESS OVERVIEW.............................................................................................16

   OUR PROPERTIES................................................................................................18

   RESERVES......................................................................................................22

   OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................................................................29

   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................................................................35

   COMPENSATION..................................................................................................37

   MAJORITY SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........................................................44

   FINANCIAL INFORMATION.........................................................................................46

   LISTING.......................................................................................................46

   ADDITIONAL INFORMATION........................................................................................48

   TAXATION......................................................................................................54

   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS....................................................62

PART III.........................................................................................................63

FINANCIAL STATEMENTS............................................................................................F-1

EXHIBITS.........................................................................................................64

NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this Registration Statement are "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, our short history of limited revenue, our limited cash resources and consequent need for additional financing; uncertainties regarding the potential success of our oil and gas exploration and development projects in Western Canada and the Czech Republic; oil and natural gas price volatility; oil and gas industry operational hazards and environmental concerns; government regulation and requirements for permits and licenses, particularly in the foreign jurisdictions in which we carry on business; title matters; risks associated with carrying on business in foreign jurisdictions; conflicts of interests; competition for a limited number of promising oil and gas exploration properties from larger more well financed oil and gas companies, and other statements contained herein regarding matters that are not historical facts. Forward-looking statements can often be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Insofar as such forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those set forth in this registration statement under "Key Information - Risk Factors" on page 7.

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one Canadian dollar ("$") expressed in terms of one United States dollar ("US$") in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.


                                                        U.S. DOLLARS PER CANADIAN DOLLAR
                                  ------------------------------------------------------------------------------
                                    TWELVE MONTH PERIOD       TWELVE MONTH PERIOD           TWELVE MONTH
                                           ENDED                     ENDED                  PERIOD ENDED
                                       MARCH 31, 1999           MARCH 31, 2000             MARCH 31, 2001

End of period                              0.6861                   0.6749                    0.6344

High for the period                        0.6975                   0.6969                    0.6899

Low for the period                         0.6343                   0.6607                    0.6332

Average for the period                     0.6624                   0.6804                    0.6650

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on March 31, 2001 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$o (US$1.00 = CD $o). Unless otherwise indicated, in this registration statement on Form 20-F (the "Registration Statement" or "Form 20-F") all references herein are to Canadian Dollars.

CONVERSION FACTORS

The following table sets forth certain standard conversion factors between the imperial and metric measurement systems:


TO CONVERT FROM                          TO                                             MULTIPLE BY
----------------------------------------------------------------------------------------------------------

Barrels                                  cubic metres ("m(3)")                             0.159
cubic metres                             Barrels                                           6.290
Tonnes                                   barrels, based on 23 degrees API oil              7.314
Feet                                     Metres                                            0.305
Metres                                   Feet                                              3.281
Miles                                    kilometres ("km")                                 1.609
Kilometres                               Miles                                             0.621
Acres                                    Hectares                                          0.405
Hectares                                 Acres                                             2.471
Acres                                    square kilometres                                 0.005
square kilometres                        Acres                                             247.0

Unless otherwise specifically noted, all physical measure units in this registration statement and the financial statements will be in the metric system.

                                GLOSSARY OF TERMS

Except as otherwise identified, the following terms, when used in this registration statement shall have the following meanings:

"BBLS" means barrels.

"BBLS/D" means barrels per day.

"BOE" means barrels of oil equivalent.

"BOEPD" means barrels of oil equivalent per day.

"COMMON SHARES" means Class "A" common shares in the capital of the Company.

"COMPANY" refers to GEOCAN Energy Inc.

"EXCHANGE" refers to the Canadian Venture Exchange Inc.(formerly the Alberta Stock Exchange).

"GRAVITY" refers the specific weight of oil measured on a scale based on the weight of water.

"MBBL" means thousand barrels.

"MCF" means thousand cubic feet.

"MCF/D" means thousand cubic feet per day.

"MMCF" means million cubic feet.

"MMCF/D" means million cubic feet per day.

"REGISTRANT" refers to GEOCAN Energy Inc.

"SPROULE REPORT" refers to the report of Sproule Associates Limited, independent petroleum engineers of Calgary, Alberta, dated April 1, 2001.

"WE," "US", "OUR", and the "COMPANY" refers to GEOCAN Energy Inc. and its subsidiaries as the context requires. The Registrant is GEOCAN Energy Inc.

"WORKING INTEREST", means the interest held by a company in an oil or natural gas property, which interest normally bears its proportionate share of the costs of exploration, development, and operation as well as any royalties or other production burdens.

                                     PART I

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

OUR DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth, in respect of each our directors and our senior management team, each of whom is an executive officer, and all positions they held with us as of March 31, 2001.


    NAME(1)                                                         POSITION
------------------------------------------- ---------------------------------------------------------

Wayne S. Wadley                             Director, President and Chief Executive Officer



Gary W. Lohuis                              Director and Vice-President Operations



Bradley J. Farris                           Director,  Vice-President  Finance  and Chief  Financial

                                            Officer

William C. Guinan                           Director and Corporate Secretary



Larry McMinn                                Vice-President Exploration



(1) Our business address is Suite 800, 717 - 7th Avenue S.W., Calgary, Alberta T2P 0Z3. See, "Directors, Senior Management and Employees".

OUR ADVISORS

Our principal banker is Province of Alberta Treasury Branches, main branch, located at 239 - 8 Avenue S.W., Calgary, Alberta T2P 1B9. The legal counsel to the Company is the national Canadian law firm of Borden Ladner Gervais LLP with an office located at 1000 Canterra Tower, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

OUR AUDITORS

Our auditors are, and at all times since our date of incorporation have been, Davis Daignault Schick & Co. located at Suite 830, 840 - 7th Avenue S.W., Calgary, Alberta T2P 3G2.

KEY INFORMATION

SELECTED FINANCIAL DATA

The following tables set forth selected financial data with respect to us for the periods indicated. The information appearing below has been derived from and should be read in conjunction with our financial statements and notes thereto as well as the information appearing under the heading "Operating and Financial Review and Prospects".

Our financial statements and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that we would have followed had our financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). See "Financial Highlights".


                                                                                        $ CDN
                                                                   ---------------------------------------------
                                                                                 YEARS ENDED MARCH 31
                                                                   ---------------------------------------------
                                                                     2001               2000                1999
                                                                   ----------        ----------       ----------
Net Operating Revenue                                              $1,905,775        $  987,387       $  179,579
Net Gain (Loss) from Operating activities                             690,992           575,900           72,255
Gain (Loss) Per Common Share                                             0.14              0.14             0.03
TOTAL ASSETS                                                        5,173,427         2,974,002          969,910
LONG TERM LIABILITIES                                               2,822,214         1,197,932           90,051
Cash Dividends per Common Share                                             0                 0                0
OIL AND GAS PROPERTIES (NET OF DEPLETION)
         (included in Total Assets)                                 4,232,145         2,637,849          787,833
SHARE CAPITAL
$                                                                   1,416,122         1,079,451          825,293
Retained Earnings                                                     207,070           162,850            4,082
Shareholders' Equity                                                1,623,192         1,242,301          829,375
Number of Securities                                                5,383,600         4,556,600        3,833,000

RISK FACTORS

Our securities are highly speculative. You should not purchase them unless you can afford to lose your entire investment. It is important to consider that we are in the growth stage of our operations as an oil and gas exploration and production company and that there are numerous risks involved in such a venture. Described below are specific risks that we believe are materially associated with our business.

COMPANY SPECIFIC RISKS

ACTUAL RESERVES MAY NOT BE AS GREAT AS ESTIMATED RESERVES, RESULTING IN A LOWER THAN ANTICIPATED REVENUE STREAM FOR US.

There is a risk that we may not be able to economically recover the oil, natural gas and natural gas liquids in place. In addition, the recovery and reserve estimates on our properties as described herein are estimates only. The actual reserves on our properties may be greater or less than those calculated.

The estimates of proved reserves for our oil and gas properties that are included in this registration statement and the estimates of future revenues therefrom were prepared by Sproule Associates Limited, our petroleum engineering consultants. These estimates are inherently imprecise and actual production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil, natural gas and natural gas liquids may vary substantially from the assumptions underlying the estimates. The reader should expect that the estimates of proved reserves will be revised upward or downward based upon the results of future exploration and development activities, prevailing oil prices and other unforeseen factors. The present value of estimated future net revenues as the current market value of should not be construed as the Company's proved reserves. In compliance with applicable Canadian regulatory requirements, the estimated discounted future net cash flows from proved reserves are based on prices and costs as at April 1, 2001 even though actual future prices and costs may prove to be materially higher or lower. Other factors such as changes in governmental regulations or taxation and the timing of development expenditures and production may also materially affect the actual present value of proved reserves. See "Information on the Company - Our Properties".

WE HOLD INTERESTS IN FOREIGN COUNTRIES AND MAY ACQUIRE MORE SUCH INTERESTS. THESE HOLDING ARE SUBJECT TO THE LAWS OF VARIOUS COUNTRIES THAT MAY NOT ALWAYS BE FAVOURABLE OR STABLE.

We hold rights to acquire interests in the Czech Republic through letter agreements dated June 7, 2000, July 6, 2000 and March 7, 2001 (See "Information on the Company - History and Development of the Company"). These interests are governed by laws of the Czech Republic. We may enter into contractual arrangements to acquire oil and gas properties in other foreign jurisdictions with governments, governmental agencies or government-owned entities. The foreign legal framework for these agreements, particularly in developing countries, is often based on recent political and economic reforms and newly enacted legislation which may not be consistent with long-standing local conventions and customs. As a result, there may be ambiguities, inconsistencies and anomalies in the agreements or the legislation upon which they are based which are atypical of more developed western legal systems and which may affect the interpretation and enforcement of our rights and obligations and those of its foreign partners. Local institutions and bureaucracies responsible for administering foreign laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context. Foreign laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable. Foreign legal mechanisms for resolving legal and business disputes are not necessarily comparable to typical dispute resolution mechanisms used in more developed countries. We cannot be sure that we can enforce our legal rights in foreign countries or that an effective legal remedy will be available to us in any dispute governed by foreign law.

SOME OF OUR PROPERTIES ARE HELD UNDER LEASE AND THERE IS A RISK THAT WE WILL NOT BE ABLE TO RENEW THESE LEASES AT THE END OF THEIR TERMS OR THAT THE LEASES WILL BE LOST DUE TO A VIOLATION OF A TERM OF THE LEASE.

Some of our properties are held in the form of licenses and leases and working interests in licenses and leases. If we or the holder of the license or lease fail to meet the specific requirements of each license or lease, the license or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each license or lease will be met. The termination or expiration of licenses or leases or working interest relating to a license or lease may have a material adverse effect on the results of our operations and business. Some of our property interests will terminate unless we fulfil certain obligations under the terms of agreements related to such properties. If we are not able to satisfy these conditions on a timely basis, we may lose our rights in those affected properties. The termination of interests in any of our properties may have a material adverse effect on our business and results of operations.

WE HAVE RELIED ON FINANCING TO FUND OPERATIONS IN THE PAST AND MAY DO SO IN THE FUTURE.

We have limited financial resources, and there is no assurance that additional funding will be available to us for further development of our properties and to explore for and develop reserves. We have relied on existing cash flow, together with the issuance of common shares through private placements and bank debt to fund our activities to date and will continue to require financing from all of these sources. The exploration and development of our properties depends upon our ability to continue to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining any required financing now or in the future. If we fail to obtain funding when needed we may have to forego potentially valuable opportunities to acquire new oil and gas interests.

EXISTING STOCK OPTIONS MAY BE EXERCISED AND COMMON SHARES SOLD, RESULTING IN DILUTION OF SHAREHOLDERS' INTERESTS.

As at March 31, 2001, there were 550,720 stock options outstanding pursuant to which common shares may be issued in the future. In addition, the Company intends to sell common shares of the Company to raise capital for the operation and potential expansion of the Company. Both the exercise of options and sale of common shares will result in further dilution to our shareholders. See "Directors, Senior Management and Employees - Share Ownership".

WE HAVE NO HISTORY OF DIVIDENDS AND ARE NOT LIKELY TO PAY DIVIDENDS IN THE NEAR FUTURE.

We have not paid any dividends since incorporation and we have no plans to pay dividends for some time. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time. All of the common shares are entitled to an equal share of any dividends declared and paid.

CURRENCY FLUCTUATIONS MAY ADVERSELY IMPACT THE PRICE WE RECEIVE FOR OUR
PRODUCTS.

World oil prices are quoted in U.S. dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact our net production revenue.

OUR SUCCESS DEPENDS ON OUR EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES.

We depend on a number of key employees: Wayne S. Wadley, President, C.E.O. and director; Garry W. Lohuis Vice-President Operations and director; Bradley J. Farris, Vice-President Finance, Chief Financial Officer and director; and Larry McMinn Vice-President Exploration. The loss of any one of the named employees could have an adverse effect on us. We have not entered into management contracts with any officers or employees. We do not maintain key man insurance on any of our management.

OUR DIRECTORS MAY FACE CONFLICTS OF INTERESTS IN SOME TRANSACTIONS DUE TO THEIR ROLES WITH OTHER COMPANIES.

Certain of our directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. See "Majority Shareholders and Related Party Transactions".

OPERATING RISKS

Our business is subject to operating risks associated with the oil and natural gas industry and our operations. Set forth below are the material risks associated with the operation of our business.

WE FACE STRONG COMPETITION IN THE OIL AND GAS INDUSTRY THAT MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

The oil and gas industry is intensely competitive and we must compete in all aspects of our operations with many companies with greater financial strength and technical resources. Generally, there is intense competition for the acquisition of resource properties considered to have commercial potential. Our ability to engage in future exploration and development activities may depend on the availability of drilling rights and/or crews to operate drilling rigs.

OIL AND GAS PRICES ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS THAT MAY HAVE AN ADVERSE IMPACT ON OUR RESULTS.

Our principal business risks arise from the nature of crude oil and natural gas markets, uncertain results of capital expenditure programs and volatility of interest and exchange rate.

Factors beyond our control may affect the marketability of any oil and gas discovered. The prices of crude oil and natural gas have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved production methods. The prices which will be available to us for sales of our production will be established by market forces which can be affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens. The market for crude oil is influenced by global supply and demand considerations and by the supply management practices of the world's dominant producers concentrated in the Organization of Petroleum Exporting Countries. The natural gas market is primarily influenced by North American supply and demand profile and by competing fuels. There can be no assurance that the price of oil or gas will be such that our leases can be produced at a profit.

WE FACE HIGH EXPLORATION COSTS AND UNCERTAIN RESULTS FROM EXPLORATION. THESE UNCERTAINTIES MAY ADVERSELY AFFECT THE RESULTS OF OUR OPERATIONS.

We face a number of risks inherent in oil and gas exploration and development. Exploration activities are expensive and consume significant financial resources. Although we try to allocate our limited financial resources to those properties which we believes are most likely to yield a discovery, we can never be certain that our exploration activities on a particular property will be successful. Like some other oil and gas exploration companies, we try to mitigate our exploration risk by conducting activities jointly with other exploration companies through joint ventures and farm-in/farm-out arrangements. In carrying out exploration activities, we are also vulnerable to adverse weather conditions, mechanical difficulties, delays in the delivery of equipment and the risk of fire, explosions and blow-outs. We are insured against certain risks such as fire, explosions and blowouts up to a maximum of $2,000,000 per claim. However, losses or liabilities we incur as a result of risks against which we are insured may exceed the maximum amount of insurance coverage.

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish the existence of additional proven or probable reserves, and there can be no assurance that commercial quantities of oil and gas deposits will be discovered or, if found, will be present in sufficient quantities to enable us to recover our exploration and development costs. The estimates of exploration, development and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

THE OIL AND NATURAL GAS INDUSTRY IS HIGHLY REGULATED. IF WE FAIL TO OBTAIN NECESSARY GOVERNMENT APPROVALS, OUR OPERATIONS MAY SUFFER.

Our current or future operations, including development activities and commencement of commercial production on our properties, requires permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas operations, safety and other matters. Companies engaged in the development and operation of oil and gas properties and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits, the extent of which cannot be predicted. There can be no assurance that approvals and permits required to commence commercial production on our properties will be obtained. Additional permits and studies, which may include the environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which we have interests and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation or production facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in oil and gas operations may be required to compensate those suffering loss or damage by reason of the production activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of petroleum companies, or more stringent implementation thereof, could have a material adverse impact on our operations and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new oil and gas properties.

WE HAVE RISKS CAPABLE OF BEING INSURED AND OTHERS WHICH ARE NOT

We maintain a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other operating accidents or disruptions. We also have operational and emergency response procedure and safety and environmental programs in place to reduce potential loss exposure. To the best of our knowledge, we are currently operating in compliance with all applicable environmental regulations.

We have insurance in amounts that we consider to be adequate to protect ourselves against certain risks of carrying out our business. However, we may become subject to liability for hazards against which we cannot insure ourselves or which we may elect not to insure against because of premium costs or other reasons. In particular, we are not insured for environmental liability or earthquake damage.

COMPANY AND SECURITIES RELATED RISKS

WE ARE A FOREIGN CORPORATION AND ALL OF OUR DIRECTORS AND OFFICERS ARE OUTSIDE OF THE UNITED STATES, WHICH MAY MAKE ENFORCEMENT OF CIVIL LIABILITIES DIFFICULT.

We incorporated under the laws of the Province of Alberta. All of our directors and officers are residents of Canada, and substantially all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

OUR SHARES HAVE A HISTORY OF WIDE PRICE FLUCTUATION AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many petroleum companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the our Common Shares fluctuated from a high of $1.00 Cdn ($0.67 U.S.) to a low of $0.34 Cdn ($0.23 U.S.) within the twelve month period preceding the date of this registration statement. There can be no assurance that continual fluctuations in price will not occur.

WE MAY BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY FOR PURPOSES OF UNITED STATES TAXES. SUCH A CLASSIFICATION MAY RESULT IN ADVERSE TAX CONSEQUENCES FOR U.S. SHAREHOLDERS OF OUR SECURITIES.

As a foreign corporation having shareholders resident in the United States, and not currently generating significant active income, we anticipate that we will be classified as a passive foreign investment company ("PFIC"), as defined in
Section 1297 of the Internal Revenue Code of 1986, for the year 2001 (and possibly for future taxation years); however, our anticipated status as a PFIC depends upon the percentage of our income which is passive or the percentage of our assets which produce passive income. If we are a PFIC, U.S. shareholders may be subject to increased tax liability upon the sale of their Common Shares or upon their receipt of certain dividends. See "Additional Information - Taxation". Moreover, the PFIC rules are complex and may be unfamiliar to U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our common shares.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN OUR COMMON SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND ARE SUBJECT TO THE PENNY STOCK RULES.

The common shares are "penny stock" as defined by the Securities and Exchange Commission. Penny stocks are generally equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules and therefore make it more difficult to sell those shares.

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated under the Business Corporations Act (Alberta) (Canada) on January 12, 1998 under the name GEO-CAN Energy Inc. By Certificate of Amendment dated February 11, 1998 we changed our name to GEOCAN Energy Inc. We removed the private company restrictions from our Articles of Incorporation, which prevented us from becoming a public company, by Certificate of Amendment dated April 20, 1998.

Our registered and records office is located at Suite 800, 717 - 7th Avenue S.W., Calgary, Alberta T2P 0Z3.

We became a reporting issuer as a junior capital pool company in the Province of Alberta, Canada on July 16, 1998 by obtaining a receipt for a final prospectus dated July 16, 1998 from the Alberta Securities Commission. Pursuant to this prospectus we raised $300,000 (before costs of issue) by issuing 1,000,000 Common Shares at $0.30 per common share. The proceeds of the offering were used to identify and evaluate oil and gas businesses and assets in Canada. The offering closed on July 16, 1998 and our common shares were listed on the Alberta Stock Exchange on September 17, 1998.

On October 29, 1998, we acquired certain oil and gas interests in the Carson Creek area and the Judy Creek area, Alberta from Timberwolf Production Fund #4 Limited Partnership. The purchase price was $1,030,000 and was paid by the issuance of 1,500,000 common shares at a deemed price of $0.45 per share plus $355,000 in cash. This acquisition constituted the Major Transaction of the Company within the meaning of Policy 4.11 of the Alberta Securities Commission and Circular No. 7 of the Alberta Stock Exchange. Upon the completion of this acquisition, we ceased to be a junior capital pool company and immediately became active in the oil and gas industry.

On November 13, 1998, we purchased a certain producing oil property located in the Dina area of Alberta for $46,000 and on December 2, 1998 we purchased a shut-in oil property located in the Neutral Hills area of Alberta for $5,000. Effective March 1, 2001 the Neutral Hills area property was sold for a price of $55,000.

In May and June 1999, we completed the acquisition of a certain oil producing property located in the Deer Mountain area, Alberta in a series of transactions from four vendors for an aggregate cash purchase price of $469,232.

On November 29, 1999, the Vancouver and Alberta stock exchanges merged to form the Canadian Venture Exchange. It was launched with some 2,300 listed companies active in the technology, resource, industrial and manufacturing sectors, including the Company.

On December 3, 1999, we purchased interests from four parties in eight oil wells together with associated battery and water disposal facilities located in the Huntoon area, Saskatchewan. The purchase price was $490,000 payable by cash as to $425,000 and the balance by the issuance of 162,500 common shares at a deemed price of $0.40 per share.

On December 31, 1999, we raised $61,105 for use in our drilling and exploration activities by completing a private placement of 111,100 common shares as flow-through shares at a price of $0.55 per share. These funds were utilized in the drilling of the well 7-1-61-12-W5M located in the Carson Creek area of Alberta.

On January 12, 2000, we purchased additional interests in the Huntoon, Saskatchewan area property for a purchase price of $180,000. The purchase price was paid by cash as to $80,000 and the balance by the issuance of 250,000 common shares at a deemed price of $0.40 per share.

On March 29, 2000, we completed a private placement to Larry McMinn, our Vice-President Exploration, for 100,000 common shares at $0.34 per share.

On June 6, 2000, we acquired interests in two petroleum and natural gas leases from the Saskatchewan government. A 160 acre lease was acquired in the Gully Lake, Saskatchewan area for $49,912 and a 160 acre lease was acquired in the Dulwich area of Saskatchewan for gross proceeds of $81,085. We have a 70% working interest in these leases. The leases are located in the heavy oil region of Saskatchewan and are in the same general area as our other heavy oil properties. In August, 2000, twenty-five kilometers of 2D seismic was acquired over properties at Staplehurst and Dina areas in Alberta, and over the Gully Lake and Dulwich areas in Saskatchewan. Based on the seismic results the potential locations were hi-graded and five new wells were drilled, three at Staplehurst, one at each of Dina and Dulwich. All five wells have been placed on production and resulted in two new pool discoveries one at each of Staplehurst and Dulwich. The Dina well was drilled into an existing pool. A re-entry of a previously abandoned wellbore was completed at Dulwich and the well was placed on production on December 1, 2000. Further follow-up locations are planned based on the results mentioned above and will be considered after production results obtained from the five new wells and one re-entry well have been further reviewed.

On June 7, 2000, we entered into a letter agreement with two Czech Republic companies thereby acquiring the right to jointly participate in the geological, geophysical, drilling and development of oil and gas reserves in a 151 square kilometre (37,000 acre) area on the Rostin Block in the Czech Republic. The letter agreement was signed with local oil and gas producer, Unigeo a.s. and with Ceska Naftarska Spolecnost SRO. The four year Mineral Oil/Gas Exploration Permit was issued by Ministerstvo Zivotniho Prostredi, the Ministry of the Environment of the Czech Republic. The award of the block does not carry a seismic or drilling commitment. Under the terms of the letter agreement, we are entitled to earn an 82.3524% working interest before payout and a 70% working interest after payout. The block is located in a proven multi-zone oil and gas producing basin in the southeastern area of the Czech Republic. The work commitment includes an initial exploration fee of 151,000 Czech Koruna (CZK) ($5,600 Cdn) and annual mineral rental rates of less than $10,000 Cdn per annum. The Rostin Block is located 220 km southeast of Prague. There is 270 kilometers of existing 2D seismic on the block and we are presently evaluating this information. Additional seismic may be shot across the lands to further delineate the block's multi-zone potential. Wells were drilled on the block from 1972 to 1985 with varying oil and gas shows. Oil and gas is currently produced directly adjacent to the block. The Czech Republic has a well developed gas pipeline infrastructure. Specifically, there is a major gas pipeline running through the block. The gas price is based on the Central European Border Price and is currently CZK 5.49/m3 ($5.75 Cdn/Mcf). Government royalty rates are a fixed 5%. Ownership of the reserves are guaranteed by the Czech Republic's Mineral Law. The Czech Republic currency, the Koruna, is fully externally convertible. The Czech Republic has a positive business environment, reflected by its proposed 2003 entry into the

European Union and recent NATO membership. Our management collectively has ten years experience with oil and gas exploration and development in the Czech Republic and Central Europe.

On July 6, 2000, we entered into a letter agreement to acquire the rights to jointly participate in the geological, geophysical, drilling and development of a 7,000 acre area in the Czech Republic called the Breclav Block. This three year Mineral Oil/Gas Exploration Permit was issued by Ministerstvo Zivotniho Prostredi, the Ministry of the Environment of the Czech Republic effective June 30, 2000. Like the Rostin Block referred to above, the granting of the Breclav Block does not carry a seismic or drilling commitment and provides for joint participation in the geological, geophysical, drilling and development of the 24 square kilometre (7,000 acre) Breclav Block. We are entitled to earn an 82.3524% working interest before payout and a 70% working interest after payout. The Breclav Block is adjacent to the city of Breclav, well situated in the oil and gas producing region of the Vienna Basin. Geological interpretation, technical assessment and project economics have already been undertaken by us and our joint venture partners. There are existing seismic profiles within the Breclav Block. Well depths are anticipated to be 1,500 meters (5,000 feet).

On October 17, 2000, we acquired Tri-Tech Resources Ltd., a private Alberta corporation owned by Larry McMinn our Vice-President Exploration. The purchase price of $210,000 was paid by cash as to $150,000 and the balance by the issuance of 120,000 Common Shares at a deemed price of $0.50 per share. Effective October 31, 2000 Tri-Tech Resources Ltd. was dissolved and all of its assets and obligations were transferred to and assumed by us and we thereby acquired interests in the Dina and Staplehurst areas of Alberta.

On November 29, 2000, we completed a private placement to Andrew Fisher our Manager, Contracts and Negotiations, for 100,000 Common Shares at $0.50 per share.

On December 13, 2000, we acquired each of 717365 Alberta Ltd. and of 742521 Alberta Inc., both private Alberta corporations. The aggregate purchase price was $350,500. The aggregate purchase price was paid by cash as to $252,000 and the balance by the issuance of 197,000 Common Shares at an assigned price of $0.50 per share. Of the 197,000 Common Shares issued, 52,000 Common Shares were issued to our Vice-President Finance as one of the vendors of the shares of 742521 Alberta Inc. Both of 717365 Alberta Ltd. and 742521 Alberta Inc. were dissolved on December 31, 2000 and all of their respective assets and obligations were transferred to and assumed by us. As a result, we acquired further interests in the Dina and Staplehurst areas of Alberta.

On February 6th 2001 we acquired 262.5 gross acres (184 net acres) in the Marsden area of Saskatchewan property for $52,552.

On March 7, 2001 the Company, together with Unigeo a.s. of the Czech Republic, entered into a Letter Agreement to acquire the rights to earn an interest in the 12,355 acre Bucovice Block in the Czech Republic. The four year Mineral Oil/Gas Exploration Permit was issued by Ministerstvo Zivotniho Prostredi, the Ministry of the Environment of the Czech Republic effective October 30, 2000. The Bucovice Block will be developed through joint participation in the geological, geophysical, drilling and development of the 50.1 square kilometer (12,355 acre) block. The terms of the agreement is substantially the same as that for the Rostin Block. The Bucovice Block does not carry any seismic or drilling commitment. We have the right to earn an 82.3524% working interest before payout and a 70% working interest after payout. The block is situated east of the city of Brno and within an existing oil and gas producing region. There are existing seismic profiles across the Bucovice Block and these are available to us. Well depths are anticipated to be less than 1000 meters (3,300 feet).

On May 3, 2001 we purchased 20,085 gross acres (14,343 net acres) of both producing and undeveloped properties primarily located in the Carrot Creek, Tomahawk, Manyberries and Elmsworth areas of Alberta, which included approximately 100 boepd. The transaction was effective as of March 1, 2001. The purchase included a 50.6821485% interest in the Carrot Creek Cardium Q Pool Unit #1, a 22.092% interest in the Cyn-Pem Cardium L Pool Unit #1 and a 81.25% operated interest in wells and facilities in the Tomahawk area. The $802,373 purchase price was paid in cash.

It is our intention, upon this registration statement becoming effective, to qualify our shares for listing on the National Association of Security Dealers, Inc.'s Over the Counter Bulletin Board.

We have not been subject to any bankruptcy, receivership or similar proceedings.

We have not had indications of any public takeover by third parties with respect to our shares and have not since our inception and have no present intention, during the current fiscal year, to engage in any public takeovers of third parties, although we do examine opportunities to do so, from time to time.

BUSINESS OVERVIEW

MARKET SEGMENTS AND REVENUE MIX

We are engaged in the exploration for and the development and production of oil and natural gas, primarily in Western Canada. We also hold rights to acquire oil and gas reserves in the Czech Republic as well as certain minor proven producing reserves located in the Trava area of Wyoming. Our production mix is approximately 30% natural gas and 70% oil and natural gas liquids. Substantially all of our revenues arise from production from our properties located in Western Canada. Our Canadian revenues for the year ended March 31, 2001 were $2,376,208 representing 99.9% of all our revenues for the year ended March 31, 2001.

SEASONALITY OF THE OIL AND GAS INDUSTRY

Oil and gas industry operations in Western Canada are affected by road bans imposed from time to time, during the spring break-up and thaw period, which restricts access to our well sites and production facility sites due to snow, mud and rock slides and periods of high water. The imposition and the lifting of road bans are monitored during the spring break-up period by our management to allow us to optimize drilling and operating effectiveness.

PRICE AND MARKETING

Producers of oil in Canada negotiate sales contracts directly with purchasers thereof, resulting in a market determined price. Price normally depends on factors such as quality, price of competing oils, distance to market and value of refined products. The price of natural gas is likewise market determined by negotiation between buyers and sellers thereof and normally depends on factors such as price of competing gas, distance to market, length of contract term and other contractual terms. Our Carson Creek natural gas production is sold through a reserves-based contract with Progas Limited and our Judy Creek natural gas and natural gas liquids production is sold, on our behalf, by the operator of the Carson Creek and Judy Creek area properties, into the spot market. Our oil production is sold into the spot market through Canpet Energy Group Inc., under contracts terminable by either party on 30 days notice.

INFORMATION SYSTEMS

We maintain our land administration information by using the DGL Land System. Our financial and accounting information is managed by the DGL Production and Financial Accounting Systems. Both information systems are leased from DGL Software Services, Ltd. a Canadian software Company located in Calgary, Alberta Canada.

SAFETY REGULATION

We are committed to protecting and promoting the health and safety of our employees and other stakeholders in all of our operations. To that end, we have implemented a formal safety program, applicable to our field personnel, that we will continue to monitor and upgrade. This program is designed to ensure that we meet all applicable government regulations relating to health and safety.

GOVERNMENT REGULATION GENERALLY

The oil and gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government. In addition to federal regulation, each province has enacted legislation and regulations that govern land tenure, production rates, royalties, environmental protection and other matters. We do not expect these controls and regulations to affect our operations in a manner significantly different than they will affect other oil and gas companies of similar size. We believe that we are currently in compliance with all governmental rules and regulations which govern our Business and its operations.

LICENCES, LEASES AND LAND TENURE

The substantial majority of oil and natural gas rights in Canada are vested in the government of the jurisdiction in which such rights are located. The normal practice is that such government grants licences or leases to third parties, such as us, to permit the exploration and development of the mineral rights. The terms of such licences and leases normally require the timely and orderly development of the relevant mineral rights. The leases to which the company is a direct party are described in this registration statement in the section entitled "Our Properties" on page 14.

PRODUCTION

The Alberta and Saskatchewan provincial governments regulate production in accordance with sound engineering and conservation practices. Production is also limited by pipeline capacities, demand for natural gas and various grades of crude oil and, in limited circumstances, by maximum rate limitations imposed by regulatory authorities, including the Alberta Energy and Utilities Board, to encourage maximum recovery.

PROVINCIAL ROYALTIES AND INCENTIVES

The royalty regime applicable to particular Canadian oil and natural gas production is a significant factor in determining its profitability. Royalties payable on production from land other than Crown (government) lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of production and vary depending on factors such as prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type and quality of the petroleum product produced. From time to time, the governments of Canada, Alberta and Saskatchewan have established incentive programs for the purpose of encouraging oil and gas exploration that have included royalty rate reductions, royalty holidays and tax credits. Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for the exploration and development of oil reserves in Alberta. These include oil royalty holidays for specific wells and royalty reductions that reduce the amount of Crown royalties paid by us to the provincial governments. In addition, a producer of oil or natural gas in Alberta may be entitled to a rebate in respect of Crown royalties paid on eligible producing properties by virtue of the Alberta Royalty Tax Credit ("ARTC") program. The rebate available is based on a specified percentage (the "ARTC Rate") of the Alberta Crown royalties paid by us, subject to a maximum amount. The ARTC Rate is based on a royalty tax credit reference price which is derived from heavy and non-heavy oil and natural gas par prices. The ARTC Rate varies between 75% at prices below $15.90/Bbl and 25% at prices above $33.39/Bbl. The ARTC Rate will be applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum ARTC entitlements will generally not be eligible for

ARTC. The ARTC Rate is established quarterly based on the average par price as determined by the Department of Energy (Alberta) for the previous quarterly period. Under the recently announced changes, the ARTC program will continue on three year rolling terms and does not contain a sunset provision. Both royalty holidays and reductions and the ARTC serve to increase investment and increase our net income.

The letter agreements relating to oil and gas rights located in the Czech Republic have recently been completed and no operations have commenced and consequently no royalties are due or payable to the Czech Republic government.

EXPORTS

While we are not directly involved in the business of oil or gas exportation, our sales are indirectly affected by governmental control and regulation of the removal of oil and natural gas from Alberta into other parts of Canada and their further exportation beyond the borders of Canada. The government of Alberta regulates the volume of natural gas that may be removed therefrom based on factors such as reserve availability, transportation arrangements and market conditions. Crude oil and natural gas may be exported from Canada pursuant to export contracts with terms not exceeding one year in the case of light crude, and two years in the case of heavy crude and natural gas, provided that an approval order has been obtained from the National Energy Board (the "NEB"). Any export to be made pursuant to a contract of longer duration requires an export license from the NEB, the issuance of which requires the approval of the Governor in Council.

ENVIRONMENTAL REGULATIONS

The oil and gas industry in Canada is currently subject to environmental regulation pursuant to both provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with oil and gas operations. Legislation also requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of any such legislation may result in suspension or revocation of required licenses and authorizations, civil liability for resulting damage and the imposition of fines and penalties. In Alberta, environmental compliance is governed by the Environmental Protection and Enhancement Act (Alberta) (the "EPEA"). In addition to consolidating prior environmental legislation, the EPEA imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes significantly greater penalties for non-compliance. We are committed to meeting our legal and moral responsibility to protect the environment. We anticipate making increasing expenditures of both a capital and expense nature as a result of the higher environmental standards demanded of oil and gas companies by both legislation and the general public. The amount of these expenditures cannot presently be determined.

The Czech Republic currently subjects oil and gas operations to certain environmental rules and regulations including drilling, emission and handling requirements. The Company anticipates being in compliance with all such rules and regulations once it begins operations, however there can be no assurance that this will occur or we will be capable of complying with stricter environmental regulations in the future.

ORGANIZATIONAL STRUCTURE

The Company is a Canadian corporation and has no subsidiaries on material interest in other business entities.

OUR PROPERTIES

We are a petroleum and natural gas resource company engaged in the acquisition, exploration and development of oil and gas properties. The following is a discussion of our principal producing properties. The term "net" when used to describe our share of production means the total of the Company's working interest before deducting royalties owned by others. Reserves described in this section are gross reserves as assigned to our interest before deducting royalties owned by others and are as at April 1, 2001 as evaluated in the Sproule Report. Recoverable Reserves referred to below are composed of both proven reserves and probable reserves. Map references follow each property description and include latitude/longitude and Canadian Township, Range and Meridian land references.

ALBERTA

Carson Creek

Activity on this property during the year ended March 31, 2001 included the construction of a six mile pipeline to a nearby gas processing facility which began taking our volumes in October 2000. In March 2000 additional compression was added to the Carson Creek East Gas Plant in order to service additional throughput requirements. We are part owner in the facility and the additional compression. In February 2000 the 14-8-61-11 W5M well was successfully drilled and first production commenced in June 2000. We hold a 10% working interest in the Carson Creek property.

A dual zone completion was undertaken on the 12-7-61-11 W5M well during the fall of 2000 to access reserves in the Pekisko formation. After a successful initial extended production test several years ago, the well turned to water shortly after being put on production. The well was returned to a Nordegg producer and continues at a rate of 20 boepd net to us.

We produced for the year ended March 31, 2001 exit volumes of 65 boepd from the Carson Creek field. Remaining recoverable reserves to the Company at April 1, 2001 were 747 Mcf of gas and 3,200 Bbls of natural gas liquids. Carson Creek is located approximately 100 miles northwest of Edmonton, Alberta, Canada at 54.28 (degrees) latitude and 115.57 (degrees) longitude (TWP. 61 RGE. 11W5).

Judy Creek

Initial production from this property was from the 7-8-63-11 W5M well which was drilled in 1998. For the year ended March 31, 2000 activity at Judy Creek included the drilling of two successful natural gas wells. The first well, 12-21-63-11 W5M, was brought into production in August 1999 at initial gross production of 913 Mcf/d and 35 boepd of liquids and in October, 2000 was sold for a price of $655,350. The 10-17-63-11 W5M well was successfully completed in March 2000 and was brought on production in June 2000. We produced for the year ended March 31, 2001 exit volumes of 8 boepd net to the Company from this field. Remaining recoverable reserves to us at April 1, 2001 were 62 Mmcf of gas and 2,700 Bbls of natural gas liquids. Judy Creek is located approximately 110 miles northwest of Edmonton, Alberta, Canada at 54.46 (degrees) latitude and 115.59 (degrees) longitude (TWP. 63 RGE. 11W5).

Deer Mountain

We acquired a 50% working interest in the Deer Mountain property, which is located near the Swan Hills region of Alberta, in June 1999 with an effective date of January 1, 1999. We took over operatorship of the property at that time. For the year ended March 31, 2001 exit volumes were 42 boepd (21 boepd net to the Company). The property continues to derive benefits from an adjacent waterflood scheme. Minimal production declines have been experienced on this property. Remaining recoverable reserves to the Company at April 1, 2001 were 105,500 Bbls of oil. The property is located approximately 121 miles northwest of Edmonton, Alberta, Canada at 54.98 (degrees) latitude and 115.3 (degrees) longitude (TWP. 69 RGE. 09W5).

Silverdale

In December 1999 we acquired a 200 acre heavy oil property at Silverdale near Lloydminster, Alberta at a Crown land sale. The Company, which is the operator, has a 70% working interest. The property has two existing wellbores that were prematurely abandoned in 1970 and 1993, respectively. The first wellbore at 4A-14-49-1 W4M was successfully re-entered in February 2000 with first production in March 2000 of 18 boepd (13 boepd net to us). Our management have successfully undertaken this approach before and this has resulted in a cost effective producing well at approximately 50% of the cost of a newly drilled well. Additionally, a 2D seismic program has been approved by all partners which will help delineate the pool and identify additional drilling locations. Remaining recoverable reserves to us at April 1, 2001 were 7,000 Bbls of oil. Silverdale is located approximately 1 mile south of Lloydminster, Alberta, Canada at 53.24 (degrees) latitude and 110.07 (degrees) longitude (TWP. 49 RGE. 01W4).

Dina

     We originally held a 20% working interest in the Dina heavy oil property located approximately 30 miles south of Lloydminster, Alberta. This property was acquired in November 1998 effective as of September 1, 1998. For the year ended March 31, 2001 exit volumes were 40 boepd (18 boepd net to us) during our fiscal year ending March 31, 2001. We have now increased our working interest to 45% following the acquisition of Tri-Tech Resources Ltd. and 717365 Alberta Ltd. in the fall of 2000 and therefore estimated recoverable reserves to us are 103,400 Bbls of oil at April 1, 2001. The property is located approximately 25 miles south of Lloydminster, Alberta, Canada at 52.89 (degrees) latitude and 111.07 (degrees) longitude (TWP. 45 RGE. 01W4).

Neutral Hills

We acquired an 18.75% working interest at the Neutral Hills property in December 1998. The seven (7) wells located on the property were shut-in at the time. We, together with the operator, reactivated the field in September 1999 and it averaged approximately 100 boepd (19 boepd net to us) since that time. Our interest in this property was sold for a price of $55,000 effective March 1, 2001. Neutral Hills is located approximately 83 miles southwest of Lloydminster, Alberta, Canada at 52.28 (degrees) latitude and 110.92 (degrees) longitude (TWP. 38 RGE. 07W4).

Staplehurst

We acquired a 31% working interest in the Staplehurst property as a result of the acquisition of Tri-Tech Resources Ltd., 742521 Alberta Inc. and 717365 Alberta Ltd. in the fall of 2000 and as of March 31, 2001 this property was producing 26 boepd from this property net to us. Remaining recoverable reserves to us at April 1, 2001 are estimated to be 196,400 Bbls of oil. This property is located approximately 1 mile north of Lloydminster, Alberta, Canada at 53.32 (degrees) latitude and 110.07 (degrees) longitude (TWP. 50 RGE. 01W4).

Carrot Creek/Tomahawk

We acquired 20,085 gross acres (14,373 net acres) of producing and undeveloped lands, including a 50.6821485% interest in the Carrot Creek Cardium Q Pool Unit No. 1, a 22.092% interest in the Cyn-Pem Cardium L Pool Unit #1 and an 81.25% operated interest in wells and facilities in the Tomahawk Area. As of March 31, 2001 these properties were producing 110 boepd. Remaining recoverable reserves to us as at April 1, 2001 are 97,300 Bbls of oil, 1,066 Mmcf of gas and 28,200 Bbls of natural gas liquids. The property is located approximately 66 miles west of Edmonton, Alberta, Canada at 53.45 (degrees) latitude and 115.25 (degrees) longitude (TWP. 52 RGE. 09W5).

SASKATCHEWAN

Huntoon/Viewfield

The Huntoon property, which we operate, produced approximately 40 boepd net to us as at March 31, 2001. A geological assessment is underway to identify other drilling locations. Effective February 1, 2000, we acquired various interests in three (3) wells at Viewfield which is situated near Huntoon. We became operator of the Viewfield property with working interests ranging from 31.5% to 45%. The production from one (1) of the wells is now trucked to our Huntoon battery for treating and sale while the remainder of the volumes continue to be processed at a third party facility. March 31, 2001 year end exit volume for the Viewfield property was 6 boepd (3 boepd net to us). Remaining recoverable reserves for the Huntoon and Viewfield properties at April 1, 2001 were 171,300 Bbls of oil. Huntoon is located approximately 60 miles southeast of Regina, Saskatchewan, Canada at 49.57(degrees) latitude and 103.15(degrees) longitude (TWP.07 RGE. 09W2).

GULLY LAKE

On June 6, 2000 we acquired a 70% working interest in a Saskatchewan Crown lease covering 160 acres which is currently non-producing. Gully Lake has estimated probable reserves, net to us, of 38,100 Bbls of oil and is located approximately 30 miles east of Lloydminister, Alberta, Canada at 53.27(degrees) latitude and 109.23(degrees) longitude (TWP.49 RGE. 23W3).

DULWICH

On June 6, 2000 we acquired a 70% working interest in a Saskatchewan Crown lease covering 160 acres which is currently producing 9 boepd net to us. Remaining recoverable reserves to us as at April 1, 2001 are estimated to be 25,500 Bbls of oil. Dulwich is located approximately 5 miles southeast of Lloydminster, Alberta, Canada at 53.19(degrees) latitude and 109.92(degrees) longitude (TWP.48 RGE. 27W3).

MARSDEN

On February 6, 2001 we acquired the Marsden area lease which constitutes
262.5 acres for which we paid $286 an acre and have a 70% undivided working interest. The Company has not done any substantive geology on the property and it is in the process of being evaluated by the Company. The Marsden property is located approximately 25 miles south of Lloydminister, Alberta, Canada at 52.85(degrees) latitude and 110(degrees) longitude (TWP. 45 RGE. 28W3M).

U.S.A.

Trava, Wyoming

On January 25, 2000 we agreed to a farm-in arrangement, drilling a step out well on the Trava field at Crook County, Wyoming. The well was within the Trava Unit which is operated by a Calgary based oil company. We paid 50% of the costs associated with the well to earn a 50% before payout and 25% after payout working interest in the new well. In addition we also thereby acquired an undivided 25% working interest in the 320 acre Trava Unit which comprises two producing wells, a water injection well and related field facilities. The well was spudded in February 2000. The step out well failed to produce economic volumes of hydrocarbons and was abandoned. However, as a result of drilling the well, we earned approximately 4 boepd of production commencing in April 2000. Discussions are currently under way to reconfigure the water injection and producing wells to more efficiently produce the field. Remaining recoverable reserves to us at April 1, 2001 were 30,000 Bbls of oil. This property is located approximately 20 miles northeast of Gillette, Wyoming at 45(degrees) latitude and 104(degrees) longitude (TWP52N RGE67W6THPM).

OFFICE LEASE

The Company's executive offices are located at 717 7th Avenue S.W., Suite 800, Calgary, Alberta, Canada T2P 0Z3 which the Company leases. The lease expires June 30, 2002 and the Company pays $2,008 per month for the 3,264 square feet it rents. The lease payments do not increase over the remaining term.

RESERVES

Sproule Associates Limited, independent petroleum engineers of Calgary, Alberta ("Sproule") conducted a third party independent appraisal of the oil and gas reserves owned by the Company in Alberta, Saskatchewan and Wyoming effective April 1, 2001 based on escalating and constant price assumptions. The Sproule Report is summarized in the tables below. The following tables summarize the evaluation of reserves prior to provision for income taxes and indirect costs. It should not be assumed that the discounted future net production revenues estimated by Sproule represent the fair market value of the reserves. The definition of important terms such as "Proven Reserves" and "Proven Undeveloped Reserves" follow in notes which appear after the last table on page 21. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.


                 SUMMARY OF THE EVALUATION OF THE P&NG RESERVES
                         OF THE COMPANY - ALL PROPERTIES
                     (BASED ON ESCALATING PRICE ASSUMPTIONS)


                       OIL & NATURAL GAS LIQUIDS       PIPELINE & SOLUTION GAS            NET PRESENT VALUES
                           REMAINING RESERVES             REMAINING RESERVES              BEFORE INCOME TAX
                       ----------------------------     --------------------------   ----------------------------
                                 COMPANY                       COMPANY     COMPANY
                       GROSS      GROSS      COMPANY    GROSS   GROSS       NET       0%     10%        12% 15%
                        MBBL      MBBL       NET MBBL   MMCF    MMCF        MMCF      M$      M$        M$   M$
                       -----     -------     --------   -----  -------     -------   ----    ----      ---- ----

Proven Developed       759.2      336.4      301.5      9010    1002        697      7695    5677      5430 5111
Producing

Proven Developed       185.8       51.3       45.9       202     119        101      1132     780       734  676
Non-producing

Proven Undeveloped     192.4      113.8       89.3       563     284        223      2021    1265      1165 1036


TOTAL PROVEN          1137.4      501.5      436.7      9775    1405       1021     10848    7722      7329 6823

Probable               748.2      300.7      269.2      1382     502        413      5534    3092      2829 2503

TOTAL                 1885.6      802.2      705.9     11157    1907       1434     16382   10814     10158 9326

                 SUMMARY OF THE EVALUATION OF THE P&NG RESERVES
                         OF THE COMPANY - ALL PROPERTIES
                      (BASED ON CONSTANT PRICE ASSUMPTIONS)


                       OIL & NATURAL GAS LIQUIDS        PIPELINE & SOLUTION GAS           NET PRESENT VALUES
                           REMAINING RESERVES              REMAINING RESERVES              BEFORE INCOME TAX
                       ----------------------------     --------------------------   ----------------------------
                                 COMPANY                       COMPANY     COMPANY
                       GROSS      GROSS      COMPANY    GROSS   GROSS       NET       0%     10%        12% 15%
                        MBBL      MBBL       NET MBBL   MMCF    MMCF        MMCF      M$      M$        M$   M$
                       -----     -------     --------   -----  -------     -------   ----    ----      ---- ----

Proven Developed         761      340.6      303.8      9043    1012        703     10454    7367      6988  6502
Producing

Proven Developed       191.4       52.5       46.8       206     120        101      1349     972       920   853
Non-producing

Proven Undeveloped     188.4        112       86.9       563     276        219      2712    1653      1518  1345

TOTAL PROVEN          1140.8      505.1      437.5      9812    1408       1023     14515    9992      9426  8700

Probable               745.2      305.6      273.6      1382     502        413      6443    3637      3328  2941

TOTAL                   1886      810.7      711.1     11194    1910       1436     20958   13629     12754 11641

The foregoing summary includes all of the petroleum and natural gas reserves of the Company, consisting of properties located in Western Canada, as well as our minor interest in the property located in Trava, Wyoming. The reserves of the Company attributable solely to the Trava, Wyoming property are summarized in the following tables.

                 SUMMARY OF THE EVALUATION OF THE P&NG RESERVES
                      OF THE COMPANY - TRAVA, WYOMING ONLY
                     (BASED ON ESCALATING PRICE ASSUMPTIONS)


P&NG RESERVES


                                                                                     NET PRESENT VALUES
                                            REMAINING RESERVES                     BEFORE INCOME TAXES (M$)
                                       ----------------------------      ------------------------------------------
                                                       COMPANY
                                       -----        ---------------      -------     --------    -------    -------
                                       GROSS        GROSS      NET        AT 0%       AT 10%      AT 12%     AT 15%
                                       -----        -----     -----      -------     --------    -------    -------

OIL (MBBL)
Proven Developed Producing              21.0         5.2       4.2          24          20          19         18
Probable                                98.9        24.7      19.8         220         139         127        112
TOTAL                                  119.9        30.0      24.0         243         159         147        131

                 SUMMARY OF THE EVALUATION OF THE P&NG RESERVES
                      OF THE COMPANY - TRAVA, WYOMING ONLY
                      (BASED ON CONSTANT PRICE ASSUMPTIONS)

P&NG RESERVES


                                                                                       NET PRESENT VALUES
                                              REMAINING RESERVES                    BEFORE INCOME TAXES (M$)
                                        ---------------------------      --------------------------------------------
                                                      COMPANY
                                        -----     ----------------       -------    --------    --------     --------
                                        GROSS     GROSS       NET         AT 0%      AT 10%      AT 12%       AT 15%
                                        -----     -----      -----       -------    --------    --------     --------

OIL (MBBL)
Proven Developed Producing               32.7        8.2       6.5          63          43          41          37
Probable                                103.0       25.8      20.6         370         239         221         196
TOTAL                                   135.7       33.9      27.1         432         283         261         233


Notes:

(1)      Numbers may not add due to rounding.

(2)      Probable reserves and values were not reduced to account for risk.

(3)      Definitions:

         "PROVEN RESERVES" are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operation conditions. There is relatively little risk with these reserves.

         Proven reserves are sub-divided into the following groups, depending on their status of development.

         "PROVEN DEVELOPED RESERVES". These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:

         "PROVEN DEVELOPED PRODUCING RESERVES". These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

         "PROVEN DEVELOPED NON-PRODUCING RESERVES". These are proven reserves that are currently not being produced but do exist in completed but not producing, intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

         "PROVEN UNDEVELOPED RESERVES". These are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells, where there is reasonable certainty of production.

         PROBABLE RESERVES" are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

         "PIPELINE GAS RESERVES" are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

         "UNPROVEN PROPERTIES" are defined as those holdings in zones to which proven or probable reserves have not been assigned. In holdings where proven or probable values have been included for one or more zones, an additional value may have been assigned for interests in the remaining potential zones.

The above reserves definitions are considered to be beyond those stated in National Policy 2B. If the National Policy 2B reserves definitions were used, Sproule would have classified the non-producing plus undeveloped reserves as simply non-producing reserves.

The escalated price assumptions used in the Sproule Report are as follows:


         SUMMARY OF SELECTED PRICE FORECASTS (EFFECTIVE APRIL 1, 2001)


                  WTI CUSHING OKLAHOMA      EDMONTON PAR PRICE         ALBERTA INDEX              HENRY HUB
    YEAR               ($US/BBL)           40 degrees ($CDN/BBL)        ($CDN/MMBTU)             ($US/MMBTU)
----------------- ---------------------- ------------------------- ----------------------- -------------------------

2001                      27.18                   40.69                     7.32                     5.36
2002                      24.62                   36.75                     6.45                     4.79
2003                      21.12                   31.38                     4.92                     3.80
2004                      21.44                   31.90                     4.06                     3.25
2005                      21.76                   32.42                     4.13                     3.29
2006                      22.08                   32.91                     4.20                     3.34
2007                      22.42                   33.41                     4.28                     3.39
2008                      22.75                   33.39                     4.28                     3.44
2009                      23.09                   33.89                     4.36                     3.50
2010                      23.44                   34.40                     4.44                     3.55
2011                      23.79                   34.93                     4.52                     3.60

                                                 Thereafter 1.5% Per Year

The constant price assumptions used in the Sproule Report are as follows:


                                              NATURAL GAS             NATURAL GAS LIQUIDS                OIL
               PROPERTY                         ($/MCF)                     ($/BBL)                    ($/BBL)
---------------------------------------- ----------------------- ------------------------------ ----------------------

Carson Creek                                      6.30                       40.30
Judy Creek                                        9.73                       34.23                      34.23
Dina                                                                                                    18.11
Silverdale                                                                                              18.04
Huntoon                                                                                                 36.23
Deer Mountain                                                                                           40.94
Trava, Wyoming                                                                                          34.91
Tomahawk                                          7.73                       39.77                      39.77
Carrot Creek Q Unit                                                                                     40.30
Carrot Creek L Unit                                                                                     39.29
Westlock                                          7.32
Gully Lake                                                                                              18.21
Dulwich                                                                                                 18.21
Staplehurst                                                                                             18.31
Viewfield                                                                                               32.39

The prices shown are constant, but adjustments have been made to the crude oil price for quality and transportation, to the natural gas prices, and to the natural gas by-products, to reflect actual prices included for each run.

PRODUCTION HISTORY

The following table summarizes our crude oil, natural gas and natural gas liquids production, before deduction of royalties, for the period indicated:



                                                                           YEARS ENDED MARCH 31
                                                              -----------------------------------------------------
OIL                                                             2001                 2000                   1999
                                                              --------             --------               ---------
Crude Oil and Natural Gas Liquids (Bbls)                      39,645                 19,362                   683
Gas Liquids (Bbls)                                             1,611                  1,000                 1,303
Average production (Bbls/d)                                      113                     56                    16
GAS
Natural Gas (Mcf)                                            172,677                159,792                90,703
Average production (Mcf/d)                                       477                    438                   495
Total BOE                                                     70,035                 46,994                15,800
Total average boepd                                              192                    129                    99

 The mix of our daily oil production for the year ended March 31, 2001 was approximately 30% light quality crude oil (35(degree) API or greater) and 30% heavy quality crude oil (24(degree) API or less). Approximately 40% of our net revenue is derived from natural gas production with the remainder from crude oil and natural gas liquids. On a BOE basis, production is split between crude oil and natural gas liquids as to approximately 60% and natural gas as to 40%.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which we are or are likely to be a party or which any of our properties are or are likely to be the subject.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial conditions and results of our operations for the year ended March 31, 2001, the year ended March 31, 2000 and the year ended March 31, 1999 should be read in conjunction with our financial statements and related notes included therein. Our financial statements are presented in Canadian dollars have been prepared in accordance with Canadian GAAP.

We follow the full-cost method of accounting for oil and natural gas interests whereby all costs relating to exploration and development of oil and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expense, engineering fees, related direct administrative expenses and costs of drilling both productive and non-productive wells, including the cost of production equipment.

Substantially all of our exploration, development and production activities are conducted with others, and where applicable, the accounts reflect only our proportionate interest in such activities.

Our estimate of recoverable oil reserves is subject to risk and uncertainties affecting the recoverability of our investment in oil and natural gas properties. Although we have made our best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect our estimate of the recoverability of oil and natural gas properties and the need for asset impairment write-downs.

Our operations may in the future be affected from time to time in varying degrees by changes in environmental regulations. Both the likelihood of new regulations and their overall affect upon us vary greatly from province to province and are not predictable. See "Key Information- Risk Factors".

This discussion and analysis should be read in conjunction with our financial statements included in this registration statement.

OVERVIEW

Our results of operations are influenced significantly by the business environment in which we operate and, in particular, by crude oil and natural gas prices and the costs to find and produce crude oil and natural gas, the demand for and ability to deliver natural gas, the exchange rate between the Canadian dollar and the U.S. dollar, refined product margins, the demand for pipeline capacity, the demand for refined petroleum products and the interest rate environment.

Oil and natural gas prices have been, and are expected in the future to be, volatile and subject to fluctuations based on a number of factors beyond our control. The prices received for the crude oil and natural gas liquids are related to the price of crude oil in world markets. The market price of heavy crude oil trades at a discount or differential to light crude oil.

World oil prices increased from late 1999 through 2000 as a result of increased global demand, low petroleum inventories and better production management by the Organization of Petroleum Exporting Countries ("OPEC"). The price for West Texas Intermediate (WTI) crude oil, an industry benchmark, averaged $30.20 U.S. per Bbl, $19.24 U.S. per Bbl and $14.43 U.S. per Bbl during 2000, 1999 and 1998 respectively. During 2000, the monthly average price per barrel of WTI fluctuated between $25.54 U.S. per Bbl in April and $34.26 U.S. per Bbl in November and ended the year at $28.40 U.S. per Bbl.

The demand for natural gas is affected by certain factors beyond our control, such as weather patterns in North America, the availability of alternative sources of energy supply and general industrial activity levels. There have been and continue to be periodic imbalances between supply and demand for natural gas.

Our results of operations are nominally affected by the exchange rate between the Canadian dollar and the U.S. dollar. The exchange rate between the Canadian dollar and the U.S. dollar has varied substantially over the past five years. A small portion of our revenues, are received in or by reference to U.S. dollar denominated prices, while the vast majority of our expenditures are in Canadian dollars. Nevertheless, a change in the value of the Canadian dollar relative to the U.S. dollar has the effect of increasing or decreasing revenues.

Inflation has impacted both capital and operating expenditures. The prices we receive for our commodities may not move in direct relation to inflation-related cost increases. Management currently does not anticipate that general inflation will have a material effect on our operations.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES


Our financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada, which differ in some respects to those in the United States. Any differences in accounting principles as they pertain to the accompanying financial statements are described in the auditor's report and Footnote 10 to those financial statements except as described below:

(a) We perform a cost recovery ceiling test for each cost centre which limits net capitalized costs to the undiscounted estimated future net revenue from proved oil and gas reserves plus the cost of unproved properties less impairment, using year end prices or average prices in that year if appropriate. In addition, the aggregate value of all cost centres is further limited by including financing costs, administration expenses, future removal and site restoration costs and income taxes. Under U.S. GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount factor of 10 percent. Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year end. Financing and administration costs are excluded from the calculation under U.S. GAAP.

(b) We have deferred unrealized gains and losses on translation of foreign denominated long term monetary items which are amortized over the remaining lives of the items. Under U.S. GAAP, gains or losses on translation of foreign denominated long term monetary items, including those on the capital securities, are credited or charged to earnings immediately.

(c) We expense costs related to medical and dental post retirement benefits as incurred. Under U.S. GAAP, companies are required to use the projected benefit method prorated based on service.

(d) We record the capital securities as a component of equity and the return thereon as a charge to retained earnings. Under U.S. GAAP, the capital securities, the accrued return thereon and costs of the issue would be classified outside of shareholders' equity and the related return would be charged to earnings.

(e) We adopted the liability method of accounting for income taxes in the first quarter of its fiscal year ending March 31, 1999. Canadian GAAP liability method requires the measurement of future income tax liabilities and assets using income tax rates that reflect enacted income tax rate reductions provided it is more likely than not that the Company will be eligible for such rate reductions in the period of reversal. U.S. GAAP allows recording of such rate reductions only when claimed.

OPERATING RESULTS

YEAR ENDED MARCH 31, 2001

The following discussion of the financial condition, changes in financial condition and results of our operations for the year ended March 31, 2001 ("Fiscal 2001"), the comparable year ended March 31, 2000 ("Fiscal 2000") and the comparable year ended March 31, 1999 ("Fiscal 1999") should be read in conjunction with our audited financial statements and related notes included therein. Our financial statements are presented in Canadian dollars have been prepared in accordance with Canadian GAAP.

We prepare our unaudited interim financial statements in accordance with Canadian GAAP which differs in certain respects from those principals that we would have followed had its financial statements been prepared in accordance with U.S. GAAP.

REVENUES

Revenues totalled $2,376,208 for Fiscal 2001 compared to $1,179,325 for Fiscal 2000 and $200,093 for Fiscal 1999.

DIRECT COSTS

We incurred direct costs of $575,624 for 2001 compared to $232,313 for Fiscal 2000 and $41,175 for Fiscal 1999. The increases are attributable to increased production, drilling and acquisitions.

GENERAL AND ADMINISTRATIVE EXPENSES

Non-capitalized general and administrative expenses were $541,907 for Fiscal 2001 compared with $140,702 for Fiscal 2000 and $66,149 for Fiscal 1999. The increases were attributable to increased business activity.

INTEREST ON LONG TERM DEBT

We incurred interest expenses of $97,252 for 2001 as compared to $38,472 for Fiscal 2000 and $0.00 for Fiscal 1999. These increases are attributable to the extension and further utilization of our credit facility for both drilling and other operations and for property acquisitions.

NET INCOME

After tax net income for Fiscal 2001 was $44,220 as compared to $158,768 for Fiscal 2000 and $4,082 for Fiscal 1999.
INCOME TAXES

There were no current income taxes for Fiscal 2001, for Fiscal 2000 or for Fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

The funding of the our oil and gas activities is provided through the investment of our cash flow from operations supplemented by the use of debt and equity financing.

Our capital expenditures during Fiscal 2001 amounted to $1,873,286 compared to $2,001,532 for Fiscal 2000 and $375,955 for 1999. We financed our Fiscal 2001 capital expenditure program through equity placements of $337,680, cash flow of $402,975, bank debt of $1,132,631.

We entered into an agency agreement dated June 30, 1998 (the "Agency Agreement") with Pacific International Securities Inc. ("PI") pursuant to which PI was appointed to act as Agent for our initial public offering of 1,000,000 common shares at a price of $0.30 per share. Under the Agency Agreement we also agreed to grant to PI an option to purchase 100,000 common shares at a price of $0.30 per share. PI exercised these options on March 14, 2000 for gross proceeds to us of $30,000.

At March 31, 2001, the outstanding options represented a total of 550,720 common shares issuable for $258,532 if these options are exercised in full. The exercise of these options are completely at the discretion of the holders and we have had no indication that any of these options will be exercised, if at all. See "Directors, Senior Management and Employees - Share Ownership".

OPERATING LINE OF CREDIT

We have an authorized line of credit of $2,500,000 which bears interest at Canadian prime plus one and one-half percent (8.25% as of March 31, 2001), is payable on demand and is secured by a demand debenture granting a floating charge on all of our present and future real and personal property and assets and a general security agreement granting a security interest over all of our present and after acquired personal property.

FUNDS PROVIDED BY OPERATIONS

Revenue from production for Fiscal 2001 was $2,376,208 ($33.93/BOE) compared to $1,179,325 ($25.10/BOE) for Fiscal 2000 and $200,093 ($12.66/BOE) for Fiscal
1999. Gross revenues continue to increase every reporting period. Cash flow from operating activities for Fiscal 2001 was $690,992 or $0.14 per share compared to $575,900 or $0.14 per share for Fiscal 2000 and $72,255 or $0.03 per share for Fiscal 1999.

FUNDS PROVIDED FROM FINANCING

During Fiscal 2001, we issued an aggregate of 417,000 common shares at a price of $0.50 per common share for gross proceeds of $208,500, $158,500 of which was in connection with the acquisition of three private Alberta corporations, Tri-Tech Resources Ltd., 742521 Alberta Inc. and 717365 Alberta Ltd. See "Information on the Company- History and Development of the Company". Another 410,000 common shares were issued on the exercise of stock options for gross proceeds of $129,180.

During Fiscal 2000, the Company issued 512,500 common shares at prices ranging from $0.34 to $0.55 per common share for gross proceeds of $260,105, $165,000 of which was in connection with the acquisition of certain assets. See "Information on the Company - History and Development of the Company".

During Fiscal 1999, we issued 111,100 common shares, on a flow-through basis, at a price of $0.55 per common share for gross proceeds of $61,105. We also issued 100,000 common shares to PI, pursuant to the exercise of options, for gross proceeds of $30,000.

All the financings were conducted outside the United States.

FUNDS USED FOR INVESTING

While we have been successful in raising the necessary funds to finance our exploration and development activities, there can be no assurance that we will be able to continue to do so. If such funds are not available or cannot be obtained, we will be forced to curtail our exploration and development activities to a level for which funding is available or can be obtained.

WORKING CAPITAL

At March 31, 2001, we had a working capital deficiency of $395,616. The Company experienced a substantial decrease in its working capital in January through March 2001 due to significant expenses (approximately $380,000) in drilling five wells during this period. Although the drilling was successful the five wells were not completed and brought into production until April/May 2001. Consequently, the Company is just now beginning to receive additional revenues to offset the drilling expenses. A portion of the shortfall in working capital was relieved by drawing down funds available from the Company's revolving credit line.

LONG-TERM DEBT

At March 31, 2001, we had long-term debt of $2,395,000 which was primarily used for acquiring and developing oil and gas properties or interests.

INSURANCE

We maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. We also have an operational emergency response plan in place. We believe we are in substantial compliance, in all material respects, with current environmental legislation and we work closely with governmental environmental agencies to maintain this level of compliance.

TREND INFORMATION

The consolidation of the oil and gas industry in Canada has resulted in the emergence of larger companies which are inclined to develop larger prospects in order to support their growth. We believe that this consolidation offers smaller oil and gas companies, such as us, the opportunity to economically purchase producing properties which do not meet the economic requirements of larger companies. We further believe that we can leverage the experience of our management and the economies of scale generated from consolidating properties in certain of our core areas, to improve our profitability

OUTLOOK

We have developed our drilling prospects as well as our acquisition candidates internally from analyses of geological and geophysical data together with a review of drilling and production history in the target areas. The generation of both play concepts as well as potential acquisition targets is followed by the purchasing of land and then the subsequent drilling, in the case of new plays, or, implementation of production optimizing practices for the subject lands, in the case of acquisitions. We will continue to generate both drilling prospects and acquisition candidates and strive to acquire a majority of the working interest ownership therein. This allows us to manage all ongoing operations and to maintain effective cost control.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Set forth below are the names, ages, positions and work history of our directors, executive officers and key employees:

Wayne S. Wadley, C.E.T., 42, - Mr. Wadley is a director and the President and Chief Executive Officer of GEOCAN Energy Inc. and founder of the Company. Mr. Wadley is a Certified Engineering Technologist receiving a Diploma in Petroleum Resources Technology from the Northern Alberta Institute of Technology in Edmonton in 1980. Mr. Wadley has been the President of Timberwolf Resources Ltd., Timberwolf Energy Inc. since 1998 and, 4-Way Equipment Rentals Ltd. and Timberwolf Technologies, Inc. since 1987. Mr. Wadley was the Vice-President, Production/Operations for Danoil Energy Ltd. from September 1992 to April, 1997. From 1989 to 1992 Mr. Wadley held the position of Production Superintendent with OMV (Canada) Ltd. an Austrian based oil and gas production company with operations in Canada.

Garry W. Lohuis, P.Eng.,43, - Mr. Lohuis is a director and the Vice-President Operations and a founding shareholder of the Company. Mr. Lohuis received a B.Sc. Petroleum Engineering from Montana College for Mineral Science and Technology, Butte, Montana in 1982. Mr. Lohuis was employed by Canadian Fracmaster Ltd. from 1986 to 1996. From 1992 to 1996 Mr. Lohuis was the Manager of Fracmaster's business and marketing activities in Central and Eastern Europe. Prior to his posting in Europe Mr. Lohuis was the Engineering Manager for Fracmaster in Canada. From 1983 to 1986 Mr. Lohuis was employed by Geo Vann Canada a completion engineering company and from 1977 to 1982 by Dome Petroleum Ltd. a major oil and gas operator in Canada. Mr. Lohuis has extensive international experience and was responsible for developing and procuring an upstream oil and gas project in the Czech Republic for Gronarctic Energy Ind. In addition to his European experience Mr. Lohuis has evaluated projects in Russia, China, India, Oman, Libya, UAE, and Indonesia. Mr. Lohuis is a registered professional engineer in the province of Alberta (APEGGA) and is an active member of the Society of Petroleum Engineers (SPE) and is a member of the Petroleum Economics Special Interest Group of the Canadian Institute of Mining, Metallurgy & Petroleum.

Bradley J.S. Farris, B.Comm, G.Dip, 43, - Mr. Farris is a director and the Vice-President Finance and Chief Financial Officer and a founding shareholder of the Company. Mr. Farris earned a post graduate diploma in International Economics from the University of East Anglia, Norwich, England in 1990 and a B.Comm (Finance) from the University of Calgary in 1980. Mr. Farris spent three years (1993 - 1996) with Canadian Fracmaster Ltd. as senior economist, focussing on international projects in Russia, China, and the Middle East. From 1980 to 1992, Mr. Farris held various financial positions at Gulf Canada Resources Ltd., in the Frontier Development, Corporate Finance and the International Division, concerning exploration and development opportunities in the Middle East, Southeast Asia and Russia. Mr. Farris is the Vice President, Corporate Development and Finance for Timberwolf Energy Inc., a private oil and gas company with operations in Alberta and Saskatchewan.

William C. Guinan, B.B.A, M.B.A., LLB., 45, - Mr. Guinan is a director and the Corporate Secretary and a founding shareholder of the Company. Mr. Guinan graduated from Acadia University with a degree in

Business Administration in 1977 and completed an M.B.A. and law degree at Dalhousie University in 1982. Mr. Guinan is a partner with the national Canadian law firm Borden Ladner Gervais LLP, formerly Howard, Mackie. Mr. Guinan has extensive oil and gas experience in the areas of acquisitions and divestitures, as well as in the areas of debt and equity financing. Mr. Guinan is currently a director of a number of private and publicly listed companies that are active in domestic oil and gas production. Mr. Guinan is not employed by the Company and serves on the Company's audit committee.

Larry McMinn, 42, - Mr. McMinn is the Vice-President Exploration of the Company. Mr. McMinn is the Vice-President Exploration of the Company. Mr. McMinn is a Certified Engineering Technologist receiving a Diploma in Petroleum Resources Technology from Northern Alberta Institute of Technology in Edmonton in 1980. From 1980 to 1983 Mr. McMinn was a wellsite geologist and from 1983 to 1991 was a staff geologist with Imperial Oil Resources Ltd. From 1992 until 2000 Mr. McMinn was senior staff geologist for Danoil Energy Ltd.

None of our directors and/or executive officers have been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings among any of our directors regarding their election as director, and there are no family relationships. In addition, the Company does not have any employment contracts with any of its employees or officers and it has not purchased any key man insurance.

COMPENSATION

The aggregate amount of compensation paid by us during our most recent financial year ended March 31, 2001 to all officers and directors, in their capacity as such, as a group was $187,308. See "Executive Officers" below and "Majority Shareholders and Related Party Transactions".

The Company is required, effective as of July 1, 2001, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid to our directors and officers, which information will be disclosed to our shareholders in accordance with applicable Canadian law.

COMPENSATION OF DIRECTORS

Our directors do not receive any compensation as directors of the Company, however, they are entitled to reimbursement for out of pocket expenses for attendance at meetings of the board of directors or any committee of the board of directors.

William C. Guinan, a director of the Company, is a partner with the law firm of Borden Ladner Gervais LLP. Borden Ladner Gervais LLP has received fees from us in the amount of $46,772 for legal services provided to us during Fiscal 2001 and continues to provide such services from time to time.

EXECUTIVE OFFICERS

During Fiscal 2001, we had four "executive officers" as defined in Form 40 prescribed by the Securities Regulation (Alberta): Wayne S. Wadley, the Company's President and Chief Executive Officer, Garry W.

Lohuis, the Company's Vice-President Operations, Bradley J. Farris, the Company's Vice-President Finance and Chief Financial Officer and Larry McMinn, the Company's Vice-President Exploration. The following table sets forth particulars concerning the compensation of the executive officers for the Company's three financial years ended March 31, 2001, 2000 and 1999.

                           SUMMARY COMPENSATION TABLE


                                       ANNUAL COMPENSATION                        LONG TERM COMPENSATION
                                -------------------------------   ------------------------------------------------------
                                                                                           AWARDS
                                                                  ------------------------------------------------------
                                                                      SECURITIES
                                                        OTHER       UNDER                                         ALL
                                             BONUS      ANNUAL     OPTIONS/   RESTRICTED                        OTHER
NAME OF                                     FOR THE     COMPEN-      SARS       SHARES/                        COMPEN-
PRINCIPAL AND                    SALARY      YEAR       SATION     GRANTED      UNITS             LTIP         SATION
POSITION               YEAR      ($)         ($)         ($)         (#)        AWARDS           PAYOUTS        ($)(1)
-------------          ----     --------  ----------   --------   ---------   ----------         -------      ----------

Wayne S. Wadley        2001     $43,065       --         --        153,098          --               --         $1,380
President and          2000     $35,367       --         --         14,000          --               --             --
C.E.O.                 1999     $ 7,500       --         --        109,000          --               --             --

Garry W. Lohuis        2001     $49,005       --         --        153,098          --               --         $1,440
Vice-President         2000     $35,367       --         --         14,000          --               --             --
Operations             1999     $ 7,500       --         --        109,000          --               --             --


Bradley J. Farris      2001     $49,005       --         --        153,098          --               --         $1,440
Vice-President         2000     $35,367       --         --         14,000          --               --             --
Finance and C.F.O.     1999     $ 7,500       --         --        109,000          --               --             --

Larry McMinn           2001     $46,233       --         --          8,000          --               --         $1,328
Vice-President         2000          --       --         --             --          --               --             --
Exploration            1999          --       --         --             --          --               --             --


Notes:

(1)      Representing other compensation from employee stock purchase plan.

Stock Options Granted

The following table sets out incentive stock options granted to the executive officers during the financial year ended March 31, 2001.

                                OPTION/SAR GRANTS
                DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR



                                                                                MARKET VALUE OF
                                                                                  SECURITIES
                                                                                  UNDERLYING
                           SECURITIES       % OF TOTAL                           OPTIONS/SARS
                              UNDER        OPTIONS/SARS      EXERCISE OR        ON THE DATE OF
                          OPTIONS/SARS      GRANTED IN        BASE PRICE            GRANT
     NAME                 GRANTED (#)     FINANCIAL YEAR    ($/SECURITY)         ($SECURITY)       EXPIRATION DATE


Wayne S. Wadley              153,098            27.91%          $0.47                -             December 4, 2005
Garry W. Lohuis              153,098            27.91%          $0.47                -             December 4, 2005
Bradley J. Farris            153,098            27.91%          $0.47                -             December 4, 2005
Larry McMinn                   8,000             1.46%          $0.47                -             December 4, 2005


The following table sets out incentive stock options exercised by the executive officers during the year-ending March 31, 2001 as well as the fiscal year-end value of stock options held by the executive officers.


                         AGGREGATE OPTION/SAR EXERCISES
                    DURING THE YEAR ENDED MARCH 31, 2001 AND
                      FINANCIAL YEAR-END OPTION/SAR VALUES


                                                                         UNEXERCISED         VALUE OF UNEXERCISED IN
                             SECURITIES                               OPTIONS/SARS AT        THE MONEY OPTIONS/SARS
                            ACQUIRED ON        AGGREGATE VALUE         MARCH 31, 2001           AT MARCH 31, 2001
                             EXERCISE             REALISED            ($) EXERCISABLE/          ($) EXERCISABLE/
     NAME                       (#)              (CDN $)(1)            UNEXERCISABLE           UNEXERCISABLE(1)(2)
     ----                  -------------       ---------------       ------------------      -----------------------

Wayne S. Wadley               123,000             $22,960                153,098/0                $16,840.78/0
Garry W. Lohuis               123,000             $22,570                153,098/0                $16,849.78/0
Bradley J. Farris             123,000             $22,570                153,098/0                $16,849.78/0
Larry McMinn                     -                   -                    8,000/0                   $880.00/0


Notes:

(1) Based on the difference between the option exercise price and the sale of such shares at $0.50 per share.

(2) In-the-Money Options are those where the market value of the underlying securities as at March 31, 2001 exceeds the option price. The closing price of the Company's shares as at March 31, 2001 was $0.58.

Employment Contracts

There are no compensatory plans or arrangements between us and the executive officers with respect to the resignation, retirement or other termination of employment of the executive officers, a change in control of the Company or a change in the executive officers' responsibilities following a change in control of the Company involving an amount, including all periodic payments or installments, exceeding $100,000.

BOARD PRACTICES

All of the members of our board of directors are elected by the shareholders and hold office until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our articles of incorporation.

CONFLICT OF INTEREST TRANSACTIONS

Certain of our directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation . In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of Alberta, our directors are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and its financial position at the time.

Our plan currently in place to resolve actual and potential conflicts of interest requires (1) full disclosure from directors, officers and key employees with respect to any potentially competitive interests; and (2) the board of directors to assess each actual or potential conflict of interest on a case-by-case basis. If the board of directors determines that an actual or potential conflict of interest exists, it will act to mitigate or remove the conflict. There have been no actual conflicts of interest issues to date.

COMPENSATION COMMITTEE

We do not have a compensation committee of our board of directors and therefore our whole board comprised of Wayne S. Wadley, Garry W. Lohuis, Bradley J. Farris and William C. Guinan are considered to be our compensation committee.

Of the members of the compensation committee, Wayne S. Wadley also serves as our President and Chief Executive Officer, Garry W. Lohuis serves as our Vice-President Operations, Bradley J. Farris serves as our Vice-President Finance and Chief Financial Officer and William C. Guinan serves as our Corporate Secretary.

The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options. In addition, all executive officers, other than the Corporate Secretary, participate in our employee stock purchase plan. To date, we have not awarded any bonuses nor is there currently any intention by the compensation committee to do so. In establishing levels of remuneration and in granting stock options, the compensation committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussion or decisions of the compensation committee regarding this remuneration.

OUR EMPLOYEES

We currently have sixteen full and part time employees and independent consultants, including five employees in management and two full time employees in administration and four part time employees in administration, and five independent contractors providing services in the field.

The following is a breakdown of our the average number of employees and independent contractors providing services to us by geographic location over the last three years:

 AVERAGE NUMBER OF FULL TIME OFFICE EMPLOYEES AND INDEPENDENT FIELD CONTRACTORS


     GEOGRAPHIC LOCATION           DURING THE YEAR ENDED        DURING THE YEAR ENDED        DURING THE YEAR ENDED
                                      MARCH 31, 2001               MARCH 31, 2000               MARCH 31, 1999
------------------------------- ---------------------------- ---------------------------- ----------------------------

Calgary, Alberta                             7                            6                            4
Swan Hills, Alberta                          3                            2                            2
Midale, Saskatchewan                         2                            2                            2


None of our employees are subject to collective bargaining agreements, and we believe we have a positive relationship with our employees and independent contractors.

SHARE OWNERSHIP

BENEFICIAL SHARE OWNERSHIP OF OUR DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the beneficial ownership of our directors and senior management as at the date hereof:


                                                       NUMBER OF COMMON SHARES OWNED
                                                    BENEFICIALLY OR SUBJECT TO CONTROL
     IDENTITY OF PERSONS OR GROUP                            OR DIRECTION(1)                 PERCENTAGE OF CLASS (1)
     ----------------------------                   -----------------------------------      -----------------------

                                          DIRECTORS AND EXECUTIVE OFFICERS
                                          ---------------------------------
Wayne S. Wadley                                                     984,298                         16.3%
Garry W. Lohuis                                                     404,863                          6.70%
Bradley Farris                                                      431,864                          7.2%
William C. Guinan                                                   142,366                          2.39%
Larry McMinn                                                        277,214                          4.6%
Directors & officers as a group (5 persons)                       2,240,605                         37.19%


Notes:

(1) The figures reflect both shares actually owned and options held by each individual that are exercisable within 60 days from the date hereof.

The following table sets out the options held by each individual used in calculating the beneficial ownership amounts listed above.



        OPTIONEE                      POSITION               NUMBER OF OPTIONS       PRICE           EXPIRY DATE
------------------------- --------------------------------- --------------------- ------------- ----------------------

Wayne S. Wadley           President                               153,098            $0.47      December 4, 2005
Garry W. Lohuis           Vice-President Operations               153,098            $0.47      December 4, 2005
Bradley J. Farris         Vice-President Finance                  153,098            $0.47      December 4, 2005
William C. Guinan         Corporate Security                       51,366            $0.47      December 4, 2005
Larry McMinn              Vice-President Exploration                8,000            $0.47      December 4, 2005
                           TOTAL                                  518,660

OUR EMPLOYEE STOCK OPTION PLAN

Pursuant to a resolution of the board of directors dated as of April 6, 1998 we established a stock option plan (the "Plan") for our directors, officers and employees under which we may grant options to acquire our common shares, provided that the aggregate number of common shares issuable on the exercise of all outstanding options does not exceed 10% of our issued and outstanding common shares at the time of grant as determined from time to time. The Plan provides that the terms of the option and the option price shall be fixed by the directors subject to the price restrictions and other requirements imposed by the Exchange. The Plan also provides that no option shall be granted to any person except upon recommendation of our directors, and only our directors, officers, employees and consultants or our subsidiaries may receive stock options. Stock options granted under the Plan may not be for a period longer than five years and the exercise price must be paid in full upon exercise of the option.

The options are adjusted in the event of a share consolidation, subdivision, or other similar change to our share capital.

As of March 31, 2001, 518,660 incentive stock options were granted to our directors and officers as follows:


      DIRECTOR/OFFICER              NUMBER GRANTED(1)        EXERCISE PRICE PER SHARE          DATE OF GRANT
------------------------------ ---------------------------- --------------------------- ----------------------------

Wayne S. Wadley                             153,098                   $0.47                   December 4, 2000
Garry W. Lohuis                             153,098                   $0.47                   December 4, 2000
Bradley J. Farris                           153,098                   $0.47                   December 4, 2000
William C. Guinan                            51,366                   $0.47                   December 4, 2000
Larry McMinn                                  8,000                   $0.47                   December 4, 2000


Notes:

(1)   Includes the options granted to executive officers previously disclosed.

During Fiscal 2001, 518,660 incentive stock options were granted to our directors and officers. As at March 31, 2001, incentive stock options to purchase 550,720 common shares were outstanding as follows:




                                                                     NUMBER OF OPTIONS
                                                                     OUTSTANDING AS AT
                                             EXERCISE PRICE            MARCH 31, 2001              EXPIRY DATE
                                             --------------          ------------------            -----------


Options held by Directors and Officers           $0.47                  518,660               December 4, 2005
as a Group (5 people)


Options held by Employees/Consultants            $0.34                   2,360                January 24, 2005
as a Group (5 people)                            $0.47                  29,700                December 4, 2005

OUR EMPLOYEE STOCK PURCHASE PLAN

A stock purchase plan (the "Purchase Plan") was established on April 1, 2000 in which our key employees, consultants and contractors are entitled to participate. Two Calgary, Alberta brokerage firms have been retained by us to administer the Purchase Plan. The intent of the Purchase Plan is to allow employees, consultants and contractors to take an active role in our growth and to be able to share in our success. The Purchase Plan allows each participant to contribute 8% of their monthly salary, consulting fees or contractor invoice amounts, as the case may be, toward the purchase of our common shares. The common shares are purchased on the open market. We match the contribution at $0.50 on the $1.00 to a maximum of 4% on an 8% participant contribution. The Purchase Plan took effect on, April 1, 2000 with participant contributions being retained from month end salaries, consulting fees or contractor invoices, as the case may be. Our contribution is a taxable benefit to the participants. If the participant terminates their involvement in the Purchase Plan at any time, they will forfeit our contribution. Forfeited Company contributions will be retained in the Purchase Plan and redistributed among the participants remaining in the Purchase Plan. As of March 31, 2001, 49,300 common shares were purchased under the Purchase Plan on behalf of the following employees:


                                      NUMBER OF COMMON             PURCHASE PRICE OF
            EMPLOYEE                  SHARES PURCHASED              COMMON SHARES(1)              DATE OF PURCHASE
            --------                  ----------------             -----------------            ----------------

Wayne S. Wadley                            8,035                        $0.52                  February 21, 2001
Garry W. Lohuis                            8,382                        $0.52                  February 21, 2001
Bradley J. Farris                          8,383                        $0.52                  February 21, 2001
Larry McMinn                               7,357                        $0.54                  February 21, 2001
Other Employees as a Group                17,143                        $0.53                  February 21, 2001
(9 people)


Notes:

(1)      Average of purchase price per share over the purchase period.

MAJORITY SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJORITY SHAREHOLDERS

We are currently a publicly held corporation, with our common shares held by residents of Canada, the United States and other countries. To the best of our knowledge, we are not controlled, directly or indirectly, by another corporation or any government.

As of the date hereof, to the best of our knowledge, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of our common shares except for the persons or groups listed below:



                                                 NUMBER OF COMMON SHARES OWNED
                                              BENEFICIALLY OR SUBJECT TO CONTROL
      IDENTITY OF PERSONS OR GROUP                   OR DIRECTION (1)                          PERCENTAGE OF CLASS(1)
      ----------------------------            ----------------------------------               ----------------------

Wayne S. Wadley                                          984,298                                      16.3%
Bradley J. Farris                                        431,864                                       7.2%
Garry W. Lohuis                                          404,863                                       6.7%


Notes:

(1)      Includes options exercisable within 60 days of the date hereof.

None of the above shareholders have different voting rights than our other shareholders.

There are no arrangements, known to us that may at a subsequent date result in a change in our control.

RELATED PARTY TRANSACTIONS

Certain of our directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of Alberta, our directors are required to act honestly, in good faith and in our best interests. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and its financial position at the time.

Other than disclosed elsewhere in this registration statement, none of our directors, senior officers, principal shareholders named in "Directors, Senior Management and Employees" or above in "Major Shareholders", or any relative or spouse of the foregoing, have had an interest, direct or indirect, in any transaction, within the three fiscal years prior to the date of this registration statement, or in any proposed transaction which has materially affected or will materially affect us or any of our subsidiaries except for the following:

(a) Pursuant to Loan Agreements dated November 23, 2000 between us and each of our directors, namely, Wayne S. Wadley, Garry W. Lohuis, Bradley J. Farris and William C. Guinan, we made loans in the amounts of $38,540 to each Mr. Wadley, Mr. Lohuis and Mr. Farris and a loan in the amount of $12,780 to Mr. Guinan for an aggregate amount of $128,400. The loan proceeds were provided on an interest-free basis and applied by all of the directors to pay to us the exercise price of all of the stock options in us held by each director as of that date. The resulting common shares are held by each director for use at our direction from time to time, in connection with the Investor Relations Services Agreement dated November 30, 2000 between us and FPI, Inc. Until such time as the directors were directed by us to transfer the foregoing common shares to FPI, Inc., the foregoing common shares were pledged by each director as security for the balance owing under the said Loan Agreements. The loan amount was to be repaid using share sale proceeds paid by FPI, Inc. to each director. Our recourse for the liability of our directors is limited to the common shares. The loan to Mr. Guinan was repaid in full on June 1, 2001. The loans to each of Mr. Wadley and Mr. Lohuis were repaid and on June 11, 2001. The amount owing by Mr. Farris on the date hereof is $3,930.

(b) Pursuant to a Loan Agreement dated March 29, 2000 between us and Larry McMinn our Vice-President Exploration, we loaned $34,000 to Mr. McMinn for use by Mr. McMinn in paying the subscription price of $0.34 for 100,000 common shares. The 100,000 common shares are pledged as security for the loan amount. The loan was provided on an interest-free basis and our recourse for the liability of Mr. McMinn for the loan is limited to the 100,000 common shares.

(c) Timberwolf Resources Ltd., a private Alberta corporation, of which Wayne Wadley, our President and C.E.O. is the sole officer, director and shareholder, is a party to the following agreements with us namely:
         Participation and Operating Agreement dated June 1, 1995 relating to our Dina area property and a Farm-out and Participation Agreement dated January 17, 2000 relating to our Staplehurst area property. Timberwolf Resources Ltd. was also both the general partner as well as a limited partner of Timberwolf Production Fund #4 Limited Partnership which entered into an Agreement of Purchase and Sale dated October 29, 1998 with us respecting the Carson Creek area property.

(d) Bradley J. Farris, our Vice-President Finance is a party to the 742521 Alberta Inc. Share Purchase Agreement dated October 31, 2000 among Bradley J. Farris, Julie Farris and Brendan Farris, as vendor, and us, as purchaser. Mr. Farris and his family received 52,000 common shares of the Company and $64,000 in cash.

(e) Larry McMinn, our Vice-President Exploration, is a party to the Tri-Tech Resources Ltd. Share Purchase Agreement dated October 1, 2000 between Larry McMinn, as vendor, and us, as purchaser.

(f) Wayne S. Wadley, Bradley J. Farris and William C. Guinan, are all directors and officers of the Company are also the directors, officers and principal shareholders of Timberwolf Energy Inc., a private Alberta corporation, which is a party to the following agreements with us namely: Participation and Operating Agreement dated June 1, 1995 relating to our Dina area property and a Farm-out and Participation Agreement dated January 17, 2000 relating to our Staplehurst area property.

FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the financial statements and Exhibits listed herein and filed as part of this registration statement.

LISTING DETAILS

DESCRIPTION OF SECURITY TO BE LISTED

We are authorized to issue an unlimited number of Class "A" common voting shares, Class "B" common voting shares, Class "C" common non-voting shares and preferred shares. As at the date hereof, 5,383,600 Class "A" common shares were issued and outstanding as fully paid and non-assessable shares of the Company. To date, no Class "B" common voting shares, no Class "C" common non-voting shares and no preferred shares have been issued and all references to common shares herein refer to the Class "A" common shares.

CLASS "A" COMMON VOTING SHARES

The holders of our Class "A" common voting shares have the following attributes:

(a) to receive notice of and to attend and vote at all meetings of shareholders, except meetings at which only holders of a special class of shares are entitled to vote;

(b) to receive any dividend declared by us on the class of shares; provided that we shall be entitled to declare dividends on the Class "B" common voting shares, the Class "C" common non-voting shares and the preferred shares, or on any of such classes of shares without being obliged to declare any dividends on the Class "B" common voting shares of the Company;

(c) subject to the rights, privileges, restrictions and condition attaching to any other class of shares of the Company, to receive the remaining property of the Company upon dissolution in equal rank with the holders of all other common shares of the Company; and

(d) to the rights, privileged and restrictions normally attached to common shares.

EFFECT OF ACCUMULATED DIVIDENDS

If any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares are not paid in full, all series of preferred shares shall participate ratably in respect of accumulated dividends and return of capital.

We have not paid any dividends since incorporation and we have no plans to pay dividends for some time. The directors of the Company will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time. All of the common shares are entitled to an equal share of any dividends declared and paid.

NATURE OF TRADING MARKET

Our common shares are traded on the Canadian Venture Exchange under the symbol GCA. Set forth below are the trading prices for our common shares on the Exchange for the last five months and for the previous two calendar years.

                          THE CANADIAN VENTURE EXCHANGE


1999                                HIGH (CDN$)                LOW (CDN$)                  VOLUME
---------------------------- -------------------------- ------------------------- --------------------------
First Quarter                          0.33                       0.26                     23,000
Second Quarter                         0.40                       0.24                     64,500
Third Quarter                          0.46                       0.35                     70,000
Fourth Quarter                         0.53                       0.34                     59,000


2000                                HIGH (CDN$)                LOW (CDN$)                  VOLUME
---------------------------- -------------------------- ------------------------- --------------------------

First Quarter                          0.41                       0.26                     233,500
Second Quarter                         0.40                       0.28                     142,500
Third Quarter                          0.50                       0.28                      66,467
Fourth Quarter                         0.74                       0.45                      98,700



2001                                HIGH (CDN$)                LOW(CDN$)                   VOLUME
---------------------------- -------------------------- ------------------------- --------------------------

First Quarter                          0.95                       0.58                     203,900


2001                               HIGH (CDN $)                LOW(CDN $)                  VOLUME
---------------------------- -------------------------- ------------------------- --------------------------
MAY                                    0.98                       0.82                     45,700

Based on our knowledge, after reasonable inquiry as of June 19, 2001, according to the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada the total number of common shares held of record by residents in the United States is 268,815 common shares representing approximately 4.97% of the 5,383,600 common shares issued and outstanding which are held by four United States residents.

We have not paid any dividends since incorporation, and it has no plans to pay dividends for some time. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time. All of the common shares are entitled to an equal share in any dividends declared and paid thereon.

We are required to file annual reports on Form 20-F and periodic reports on Form 6-K. As a foreign private issuer, we will not be subject to the reporting obligations of Exchange Act Section 14's proxy rules or Section 16's insider short-swing profit rules.

ADDITIONAL INFORMATION

SHARE CAPITAL - DESCRIPTION OF SECURITIES TO BE REGISTERED

We are authorized to issue an unlimited number of Class "A" common voting shares, Class "B" common voting shares, Class "C" common non-voting shares and preferred shares. As at March 31, 2001, 5,383,600 Class "A" common shares were issued and outstanding as fully paid and non-assessable shares of the Company. To date, no Class "B" common voting shares, no Class "C" common non-voting shares and no preferred shares have been issued.

ARTICLES OF INCORPORATION AND BY-LAWS

Our articles of incorporation were filed with the Alberta Registrar of Corporations on January 12, 1998 and amended by Certificates of Amendment dated February 11, 1998 and April 20, 1998. Our Bylaws were approved on March 25, 1998 by a resolution of the directors.

REGISTRATION AND CORPORATE PURPOSE

Corporate Registration

We are a corporation currently incorporated under the laws of the Province of Alberta, Canada and extra-provincially registered to carry on business in the Province of Saskatchewan, Canada.

Purpose

We have the capacity and, subject to the Business Corporations Act (Alberta), the rights, powers and privileges of a natural person.

DIRECTOR POWERS AND QUALIFICATIONS

Interested Transaction

A director or officer of ours who, either directly or indirectly, is a party to a material contract or proposed material contract with us shall disclose in writing to us and request to have entered in the minutes of meetings of directors the nature and extent of his interest and, in respect of a director, shall not vote on any resolution to approve a contract in which he has an interest except as permitted under the Business Corporations Act (Alberta).

Board Compensation

The board of directors has the power to vote compensation to themselves or any member of their body without requiring an independent quorum.

Borrowing Power

We have the corporate power and authority to borrow money upon our credit and to provide security therefor.

Director Age Limit Requirement

A director cannot be less than 18 years of age.

Number Of Shares Required For Director Qualification

There is no requirement that directors hold our shares.

RIGHTS AND PREFERENCES OF SHARES

Common Shares

         Class "A" Common Voting Shares And Class "B" Common Voting Shares

The holders of our Class "A" common voting shares or Class "B" common voting shares are entitled:

(a) to receive notice of and to attend and vote at all meetings of shareholders, except meetings at which only holders of a special class of shares are entitled to vote;

(b) in the case of the Class "A" common voting shares, to receive any dividend declared by us on the class of shares; provided that we shall be entitled to declare dividends on the Class "B" common voting shares, the Class "C" common non-voting shares and the Preferred Shares, or on any of such classes of shares without being obliged to declare any dividends on the Class "B" common voting shares of the Company;

(c) in the case of the Class "B" common voting shares, to receive any dividend declared by us on the class of shares; provided that we shall be entitled to declare dividends on the Class "A" common voting shares, the Class "C" common non-voting shares and the preferred shares, or on any of such classes of shares without being obliged to declare any dividends on our Class "B" common voting shares;

(d) subject to the rights, privileges, restrictions and condition attaching to any other class of our shares, to receive our remaining property upon dissolution in equal rank with the holders of all other common shares of the Company; and

(e) to the rights, privileged and restrictions normally attached to common shares.

         Class "C" Common Non-Voting Shares

The holders of our Class "C" common non-voting shares are entitled:

(a) to receive any dividends declared by us on this class of shares; provided that we shall be entitled to declare dividends on the Class "A" common voting shares, the Class "B" common voting shares and the preferred shares, or on any of such classes of shares without being obliged to declare any dividends on our Class "C" common non-voting shares; and

(b) subject to the rights, privileges, restrictions and conditions attaching to any other class of our shares, to receive the remaining property of the Company upon dissolution in equal rank with the holders of all our other common shares.

Preferred Shares

         Issuable In Series

The preferred shares may be issued from time to time in one or more series, each series consisting of a number that preferred shares as determined by our board of directors who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares, including any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion, if any, and sinking fund or other provisions. There are no preferred shares issued and outstanding.

         Priority

The preferred shares of each series shall, with respect to payment of dividends and distributions of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, rank on a parity with the preferred shares of every other series and shall be entitled to preference over our voting and non-voting common shares and the shares of any other class ranking junior to the preferred shares of that series.

         Accumulated Dividends

If any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares are not paid in full, all series of preferred shares shall participate ratably in respect of accumulated dividends and return of capital.

We have not paid any dividends since incorporation and we have no plans to pay dividends for some time. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time. All of the common shares are entitled to an equal share of any dividends declared and paid.

CHANGING RIGHTS OF SHARES

Our articles of incorporation may by a resolution passed by a majority of not less than 2/3 of the votes cast by the shareholders be amended to change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions.

SHAREHOLDER MEETINGS

Annual Meetings - Time And Place

The annual meeting of shareholders shall be held at such time in each year and in Calgary, Alberta, Canada as our President may from time to time determine.

Notice Of Meeting

Notice of the time and place of each meeting of shareholders shall be given not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice, is entered in the securities register as the holder of one or more shares carrying the right o vote at the meeting.

Record Date

Our board of directors may fix in advance a record date, preceding the date of any meeting of the shareholders by not more than 50 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given, not less than 14 days before such record date, by newspaper advertisement in the manner provided in the Business Corporations Act (Alberta). If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the last business day immediately preceding the day on which the notice is sent, or, if no notice is sent, the day on which the meeting is held.

Right To Vote

Subject to the provisions of the Business Corporations Act (Alberta) as to authorized representatives of any other body corporate, at any meeting of shareholders, every person who is named in the list we prepared in accordance with its By-laws shall be entitled to vote the shares shown thereon opposite his name except, where we have fixed a record date in respect of such meeting, to the extent that such person has transferred any of his shares after such record date and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than 10 days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Business Corporations Act (Alberta) (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held. At such meeting any business may be transacted which we, at a meeting of shareholders, may transact. If the meeting is held at a place outside Alberta, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

MATERIAL CONTRACTS

The Company believes it has no material contracts which occurred outside of its normal course of business. All material contracts which occurred in the ordinary course of business are attached to this registration statement as exhibits.

EXCHANGE CONTROLS

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax.

There are no limitations under the laws of Canada or Alberta or in our memorandum and articles on the rights of non-Canadians to hold or vote our common shares. Under the provisions of the Investment Canada Act (the "ICA"), as amended by the Canada-United States Free Trade Implementation Act (Canada), and the Canada-United States Free Trade Agreement, review and approval of the transaction by the Investment Canada Agency ("Investment Canada"), the federal agency created by the ICA are required where a U.S. person directly acquires control of a Canadian business with assets of more than Cdn$184 million (1999). The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interest of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not, in fact, control the Canadian corporation.

Subject to the comments contained in the following paragraph regarding WTO investors, investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn$5,000,000 or more and all indirect acquisitions of Canadian businesses with assets between Cdn$5,000,000 and Cdn$50,000,000 which represent more than 50% of the value of the total international transaction. (Indirect acquisition means the acquisition of the voting rights of an entity controlling the Canadian corporation.) In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity, which would normally only be notifiable, could be reviewed if the Government of Canada considers it in the public interest to do so.

The Act was amended with the implementation of the agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO Investor rules apply, an investment in shares of the Issuer by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Issuer and the value of the assets of the Issuer is equal to or greater than a specified amount (the "WTO Review Threshold"). The

WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The WTO Review Threshold is Cdn$152,000,000 (in 2000).

If any non-Canadian, whether or not a WTO Investor, acquires control of the Issuer by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Issuer is a prescribed type of business activity relating to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Issuer, is reviewable if the value of the assets of the Issuer is then Cdn$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Issuer is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Issuer, and the value of the assets of the Issuer and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Issuer forms a part, then the thresholds for a direct acquisition of control as discussed above will apply. That is, a WTO Review threshold of Cdn$192,000,000 (in 2000) for a WTO investor or a threshold of Cdn$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Issuer.

If an investment is reviewable, an application for review in the form prescribed by regulations is normally required to be filed with the agency established by the Act (the "Agency") prior to the investment and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisition may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review, if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired. The Agency will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard for other factors where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada.

Additional factors of assessment include (i) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in

Canada; (iii) the effect of the investment on competition within any industry or industries in Canada; (iv) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada's ability to compete in world markets.

To insure prompt review and decision, the Act sets certain time limits for the Agency and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquirer that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquirer and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquirer (a) that he is now satisfied that the investment is likely to be of net benefit to Canada or (b) confirming that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business. The Act authorizes the Minister to give written opinions, binding the Minister, on the application of the Act or regulations to the persons seeking the opinions to the Agency or a designated official. The Act also authorizes the Minister to issue guidelines and interpretations with respect to the application and administration of any provision of the Act or the regulations.

The Act provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties.

TAXATION

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of our common shares who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of
Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distributions On Common Shares Of The Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of our voting power and value may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of our voting power and value) deduction of the United States source portion of dividends received from us (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company," as defined below). The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our Common Shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9 or the recipient is exempt from such procedures. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. Additionally, Treasury Regulations effective January 1, 2001 would modify some of the rules discussed above generally with respect to payments with respect to common shares made after December 31, 2000. In particular, a payer or middleman within the U.S. will be required to withhold 31% of any payments to a holder of common shares of dividends on, or proceeds from the sale of, common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Because the current and pending Treasury Regulations are fact specific and complex, U.S. Holders are urged to consult their own tax advisors regarding the information reporting and backup withholding rules applicable to our common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by us will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of our voting stock may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by us under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their particular circumstances.

Disposition Of Common Shares Of The Company

A U.S. Holder will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if our common shares are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

         Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of our gross income for such year was "foreign personal holding company income" (e.g. dividends, interest and similar income), we may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent we do not actually distribute such income. We do not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that we will not be considered a foreign personal holding company for the current or any future taxable year.

         Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. We do not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that we will not be considered a foreign investment company for the current or any future taxable year.

         Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder. Our directors believe that we have and do qualify as a Passive Foreign Investment Company for U.S. shareholders.

Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. We believe that we are a PFIC.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat us as a Qualified Electing Fund ("OEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualify as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by the Registrant.

A Non-electing U.S. Holder would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291 (f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Registrant is a PFIC and the U.S. Holder holds shares of the Registrant) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special adverse rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFR rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Registrant. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a

PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

         Mark-to-Market Election For PFIC Stock Under The Taxpayer Relief Act Of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 1111A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

         Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our shares is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company ("United States Shareholder"), we could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of our earnings and profits attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material Canadian federal income tax considerations generally applicable in respect of your common shares of the Company. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act", or "ITA") and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Tax Convention") as at the date of the Form 20-F and the current administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account Canadian provincial income tax consequences.

This summary is not exhaustive of all possible income tax considerations pertaining to the common shares. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. Each holder should consult their own tax advisor with respect to the income tax consequences applicable to them in their own particular circumstances.

         Disposition Of Common Shares

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada. Since resource property is considered real property for this purpose, it is unlikely that this exemption would apply to the common shares of the Company.

Where a holder disposes of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described below.

         Dividend

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case or certain corporate shareholders owning at least 10% of the Company's voting shares). In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.


DOCUMENTS ON DISPLAY.

The documents incorporated as exhibits to this registration statement are available for inspection at our principal business office located at Suite 800, 717 - 7th Avenue S.W. Calgary, Alberta, Canada T2P 0Z3.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are an oil and gas exploration and production company that currently produces approximately 305 boepd. Like all exploration and production companies in the oil and gas industry, we are exposed to the significant risk that exploration activities will not necessarily result in a discovery of economically extractable reserves. We currently have 100% of our production exposed to commodity price risks. We are exposed to the risk that we will be unable to engage competent cost-effective contractors and suppliers in the foreign countries in which we operate, risks that damage to, or malfunction of, equipment will hinder our ability to carry out our exploration activities and risks that foreign laws may not adequately protect our interests in disputes with foreign partners and others.

We currently have 161,130 net BOE's of proved undeveloped reserves in Canada. These reserves have been valued in the Sproule Report, discounted at a net present value of 10% at the escalated price forecast set out therein at $1,265,000. This valuation is sensitive to changes in oil prices and each $1.00 change in oil price and each $0.10 change in the price of natural gas would result in the discounted value of the proved undeveloped reserves changing by approximately $79,000. In the international petroleum industry, most production is bought and sold in United States currency or with reference to United States currency. Accordingly, we do not expect to face foreign exchange risks. Most of our business transactions are conducted in United States currency in the countries in which we operate, except for Canada.

We currently have minimal debt obligations and, therefore, we do not believe that we face any undue financial risk from interest rate fluctuations and we are not currently involved any transactions of a hedging nature.


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Audited Financial Statements for the years ended March 31, 2001, 2000 and 1999.

--------------------------------------------------------------------------------
AUDITORS' REPORT

To the shareholders of

GEOCAN ENERGY INC.

We have audited the balance sheets of GEOCAN ENERGY INC. as at March 31, 2001, March 31, 2000, and March 31, 1999, and the statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We have conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurances whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2001, March 31, 2000, and March 31, 1999, and the results of its operations and cash flows for the years then ended, in accordance with Canadian and United States generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the calculation of diluted net income per share as shown on the statement of income and retained earnings for the years ended March 31, 2001, March 31, 2000, and March 31, 1999, to the extent summarized in Note 10 to the financial statements.



Calgary, Alberta                         signed "Davis, Daignault, Schick & Co."
June 18, 2001                                       Chartered Accountants

================================================================================
[GECAN ENERGY INC. LOGO]

BALANCE SHEET AS AT
(EXPRESSED IN CANADIAN DOLLARS)


                                                MARCH 31       MARCH 31         MARCH 31
                                                  2001            2000            1999
                                              ------------    ------------    ------------
ASSETS

CURRENT
   Cash                                       $         --    $         --    $    108,608
   Accounts receivable                             803,838         251,337          47,595
   Prepaid expenses                                 38,564          35,936          10,994
                                              ------------    ------------    ------------
                                                   842,402         287,273         167,197
                                              ------------    ------------    ------------
Capital assets - net of depletion (note 3)       4,232,145       2,637,849         787,833
Investments (note 4)                                98,880          48,880          14,880
                                              ------------    ------------    ------------
                                              $  5,173,427    $  2,974,002    $    969,910
                                              ============    ============    ============

LIABILITIES

CURRENT
   Bank indebtedness                          $     54,089    $     19,350    $         --
   Accounts payable                                673,932         514,419          50,484
                                              ------------    ------------    ------------
                                                   728,021         533,769          50,484
Long-term debt (note 5)                          2,395,000         980,000              --
Site restoration provision                          57,400          17,300           2,400
Future income taxes                                369,814         200,632          87,651
                                              ------------    ------------    ------------
                                                 3,550,235       1,731,701         140,535
                                              ------------    ------------    ------------

SHAREHOLDERS' EQUITY

Share capital (note 6)                           1,416,122       1,079,451         825,293

Retained earnings                                  207,070         162,850           4,082
                                              ------------    ------------    ------------
                                                 1,623,192       1,242,301         829,375
                                              ------------    ------------    ------------
                                              $  5,173,427    $  2,974,002    $    969,910
                                              ============    ============    ============

See accompanying notes

Approved on behalf of the Board:



            "Wayne S. Wadley"                               "Brad J.S. Farris"
           -------------------                             --------------------
             Wayne S. Wadley                                Brad J.S. Farris
             Director                                       Director

================================================================================

================================================================================
[GECAN ENERGY INC. LOGO]

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED MARCH 31,
(EXPRESSED IN CANADIAN DOLLARS)


                                            2001            2000             1999
                                        ------------    ------------    ------------

REVENUE:

   Oil and gas sales                    $  2,376,208    $  1,179,325    $    200,093

   Less:  Royalties (net of ARTC)            470,433         191,938          20,514
                                        ------------    ------------    ------------
                                           1,905,775         987,387         179,579
                                        ------------    ------------    ------------
EXPENSES:

   Operating                                 575,624         232,313          41,175
   General and administration                541,907         140,702          66,149
   Interest on long-term debt                 97,252          38,472              --
   Depletion and amortization                477,590         304,151          69,150
                                        ------------    ------------    ------------
                                           1,692,373         715,638         176,474
                                        ------------    ------------    ------------

Income before income taxes                   213,402         271,749           3,105

Provision for income taxes

   Future (note 7)                           169,182         112,981            (977)
                                        ------------    ------------    ------------

Net income for the year                       44,220         158,768           4,082

Retained earnings, beginning of year         162,850           4,082              --
                                        ------------    ------------    ------------

Retained earnings, end of year          $    207,070    $    162,850    $      4,082
                                        ============    ============    ============
Net earnings per share
   Basic                                $       0.01    $       0.04    $       0.00
   Fully diluted                        $       0.01    $       0.03    $       0.00
                                        ============    ============    ============



See accompanying notes

================================================================================
[GECAN ENERGY INC. LOGO]

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31,
(EXPRESSED IN CANADIAN DOLLARS)


                                                            2001           2000             1999
                                                        -----------     -----------     -----------

OPERATING ACTIVITIES:
   Net income for the year                              $    44,220     $   158,768     $     4,082
      Adjustments to reconcile income from
        operations to net cash provided:
           Depletion and amortization                       477,590         304,151          69,150
           Future income taxes                              169,182         112,981            (977)
                                                        -----------     -----------     -----------
                                                            690,992         575,900          72,255
      Change in operating assets and liabilities(1)        (395,616)        235,251          (8,105)
                                                        -----------     -----------     -----------
Cash flows from operating activities                        295,376         811,151          64,150
                                                        -----------     -----------     -----------
INVESTING:
   Additions of capital assets                           (1,873,286)     (2,001,532)       (375,955)
   Investment                                               (50,000)        (34,000)        (14,880)
                                                        -----------     -----------     -----------
Cash flows used in investing activities                  (1,923,286)     (2,035,532)       (390,835)
                                                        -----------     -----------     -----------

FINANCING:
   Accounts receivable                                           --              --          11,000
   Proceeds of long-term debt                             1,415,000         980,000              --
   Issuance of common shares                                178,171         116,423         235,343
                                                        -----------     -----------     -----------
Cash flows from financing activities                      1,593,171       1,096,423         246,343
                                                        -----------     -----------     -----------
Net decrease in cash and cash equivalents                   (34,739)       (127,958)        (80,342)

Cash and cash equivalents, beginning of year                (19,350)        108,608         188,950
                                                        -----------     -----------     -----------
Cash and cash equivalents, end of year                  $   (54,089)    $   (19,350)    $   108,608
                                                        ===========     ===========     ===========

Cash flow from operation per share:
   Basic                                                $      0.14     $      0.14     $      0.03
   Fully diluted                                        $      0.12     $      0.12     $      0.02
                                                        ===========     ===========     ===========

Note(1)
   Increase in accounts receivable                      $  (552,501)    $  (203,742)    $   (47,595)
   Increase in prepaid expenses                         $    (2,628)    $   (24,942)    $   (10,994)
   Increase in accounts payable                         $   159,513     $   463,935     $    50,484
                                                        ===========     ===========     ===========

Supplementary information:

   Interest paid                                        $    97,252     $    38,472     $        --
                                                        ===========     ===========     ===========
   Income taxes paid                                    $        --     $        --     $        --
                                                        ===========     ===========     ===========

[GECAN ENERGY INC. LOGO]

NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2001, 2000 AND 1999
(EXPRESSED IN CANADIAN DOLLARS)

1. ACCOUNTING POLICIES

a) FINANCIAL STATEMENT PRESENTATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between these principles and those that would be accepted under United States generally accepted accounting principles (US GAAP) are disclosed in Note 10.

b) PROPERTY AND EQUIPMENT

The Corporation follows the full cost method of accounting for its oil and gas operations. All costs related to the acquisition of and exploration for petroleum and natural gas interests are capitalized. Such costs include land and lease acquisition costs, geological and geophysical costs, costs of drilling and equipping productive and non-productive wells and overhead directly related to acquisition, exploration and development activities.

Proceeds from disposals are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20% or more in the depletion rate.

Capitalized costs are depleted using the unit-of-production method based on the estimated proven reserves of oil and gas. For the purpose of this calculation, reserves and production of natural gas are converted to equivalent units of oil using a ratio of 6 to 1. The costs of unevaluated properties are excluded from this calculation until proved reserves are established or impairment occurs.

The Corporation applies an annual ceiling test to ensure that capitalized costs do not exceed estimated future net revenues from production of proven reserves at year end market prices less future production, administrative, financing, site restoration and income tax costs.

Office equipment is depreciated using the declining balance method at annual rates of 20% to 30%.

c) FUTURE REMOVAL AND SITE RESTORATION

Estimated future site restoration and removal costs, net of salvage values, are provided for using the unit of production method based on estimated proven reserves remaining. Costs are estimated by the Corporation based on current regulations, costs, technology and industry standards. The annual charge is accounted for as an expense and the accumulated provision is accrued as a liability. Actual site restoration costs are deducted from the accumulated provision in the year incurred.

d) JOINT OPERATIONS

The majority of the oil and gas operations of the Corporation are conducted jointly with others and accordingly these financial statements reflect only the proportionate interests of the Corporation in such activities.

e) MEASUREMENT UNCERTAINTY

The amount recorded for depletion and deprecation of the oil and gas properties and for site restoration are based on estimates of reserves and future costs. The ceiling test is based on estimates of proven reserves, production rates, product prices, production costs and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of changes in such estimates in future periods could be material.

f) INVESTMENTS

Long-term investments are carried at cost less permanent declines in value.

g) FLOW THROUGH SHARES

The Corporation has financed a portion of its exploration and development activities through the issue of flow through shares. Under the terms of these share issues, the related income tax deductions are renounced to investors. Accordingly, when the expenditures are incurred, share capital is reduced by the estimated tax benefits renounced to investors.

h) STOCK BASED COMPENSATION PLAN

The Corporation has a stock based compensation plan which is described in Note 6
e). No compensation expense is recorded when stock options are issued. Consideration received on exercise of stock options is credited to share capital.

i) INCOME TAXES

The asset and liability method is used for determining income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply to the periods that the temporary differences are expected to reverse.

j) PER SHARE AMOUNTS

Earnings per share have been computed using the weighted average number of shares outstanding during the year of 4,893,268 (2000 - 4,045,999; 1999 - 2,483,685). Fully diluted per share amounts assume the exercise of options.

2. ACQUISITIONS

a) ACQUISITION OF 742521 ALBERTA INC.

Effective October 1, 2000, the Corporation acquired all of the issued and outstanding shares of 742521 Alberta Inc. (742521), a corporation which was controlled by a director of Geocan, in exchange for $64,000 in cash and 52,000 common shares at an ascribed price of $0.50 per share. It is the opinion of management that the consideration given represented fair market value.

b) ACQUISITION OF 717365 ALBERTA LTD.

Effective October 1, 2000, the Corporation acquired all of the issued and outstanding shares of 717365 Alberta Ltd. (717365). Consideration given for the acquisition was $188,000 in cash and 145,000 common shares at an ascribed price of $0.50 per share.

c) ACQUISITION OF TRI-TEC RESOURCES LTD.

Effective October 1, 2000, the Corporation acquired all of the issued and outstanding shares of Tri-Tec Resources Ltd. (Tri-Tec). Consideration given for the acquisition was $150,000 in cash and 120,000 common shares at an ascribed price of $0.50 per share.

These acquisitions have been accounted for using the purchase method of accounting with results of operations included in the financial statements from the date of acquisition. Details are as follows:

                                              742521           717365          Tri-Tec
                                           ------------     ------------    ------------
Net assets acquired:
   Working capital                         $    (14,979)    $     13,244    $     14,743
   Oil and gas properties                       104,979          247,256         195,257
                                           ------------     ------------    ------------
                                           $     90,000     $    260,500    $    210,000
                                           ============     ============    ============
Consideration:
   Cash                                    $     64,000     $    188,000    $    150,000
   317,000 common shares at an ascribed
       price of $0.50 per share                  26,000           72,500          60,000
                                           ------------     ------------    ------------
                                           $     90,000     $    260,500    $    210,000
                                           ============     ============    ============



Subsequent to their acquisition and prior to year end, these subsidiaries were wound up.

d) ACQUISITION OF HUNTOON PROPERTY

On December 3, 1999, the Corporation acquired a 75.25% interest in the Huntoon property situated in Southeast Saskatchewan from a series of private companies for a cash consideration of $412,726 and the issuance of 162,500 common shares valued at $0.40 per share. Subsequent to this, the Corporation acquired the remaining 24.75% for a further $91,751 in cash and 250,000 shares valued at $0.40 per share.

3. CAPITAL ASSETS



                                                  Accumulated
                                                  Depreciation       Net Book
At March 31, 2001                     Cost       and Depletion        Value
-----------------                 ------------   -------------    ------------
Oil and gas properties            $  3,668,912    $    570,187    $  3,098,725
Production equipment                 1,301,289         204,313    $  1,096,976
Office equipment                        55,435          18,991          36,444
                                  ------------    ------------    ------------
                                  $  5,025,636    $    793,491    $  4,232,145
                                  ============    ============    ============



                                                  Accumulated
                                                  Depreciation      Net Book
At March 31, 2000                     Cost       and Depletion        Value
-----------------                 ------------   -------------    ------------
Oil and gas properties            $  2,182,741    $    257,713    $  1,925,028
Production equipment                   766,169          92,001         674,168
Office equipment                        44,940           6,287          38,653
                                  ------------    ------------    ------------
                                  $  2,993,850    $    356,001    $  2,637,849
                                  ============    ============    ============




                                                  Accumulated
                                                  Depreciation      Net Book
At March 31, 1999                     Cost       and Depletion       Value
-----------------                 ------------   -------------    ------------
Oil and gas properties            $    518,241    $     42,723    $    475,518
Production equipment                   327,944          23,277         304,667
Office equipment                         8,398             750           7,648
                                  ------------    ------------    ------------
                                  $    854,583    $     66,750    $    787,833
                                  ============    ============    ============



A provision for site restoration costs totalling $40,100 (2000 - $14,900; 1999 - $2,400) is included in depletion and amortization expense. The estimated future site restoration costs to be accrued over the remaining proved reserves are approximately $432,250.

During the period, general and administrative expenses of $178,849 (2000 - $93,809; 1999 - $26,142) were capitalized pertaining to the Corporation's exploration, development and property acquisition programs. Oil and gas properties with a book value of $151,382 (2000 - $166,881; 1999 - $183,892) have no tax base. Future development costs related to proven undeveloped reserves of $728,000 are included in the 2001 depletion calculation.

4. INVESTMENTS


                                                   2001            2000            1999
                                               ------------    ------------    ------------

Share purchase loan receivable                 $     84,000    $     34,000    $         --
Investment in private company - not subject
   to significant influence                          14,880          14,880          14,880
                                               ------------    ------------    ------------
                                               $     98,880    $     48,880    $     14,880
                                               ============    ============    ============

The Corporation has non-interest bearing notes receivable of $84,000 (2000 - $34,000; 1999 - $nil) from certain of its officers relating to advances to those individuals, or corporations controlled by them, for purposes of purchasing in total 200,000 Geocan common shares.

The notes are due in 2005, are secured by the common shares purchased, and do not bear interest unless they remain outstanding past the due date.

5. LONG-TERM DEBT


                                           2001           2000             1999
                                       ------------    ------------    ------------


Revolving production loan facility     $  1,290,000    $    980,000    $         --
Payables related to acquisition and
   development costs                      1,105,000              --              --
                                       ------------    ------------    ------------

                                       $  2,395,000    $    980,000    $         --
                                       ============    ============    ============

The Corporation has available a revolving production loan facility of $2,500,000 bearing interest at bank prime plus 1.5%. The facility is secured by a general security agreement and a floating charge debenture in the amount of $2,500,000 over all property and assets of the Corporation. The credit facility is reviewed annually by the bank and, pursuant to their satisfactory review, no principal repayments will be required subject to the revolving nature of this facility.

6. SHARE CAPITAL

a) AUTHORIZED

Unlimited number of Class A voting common shares
Unlimited number of Class B non-voting common shares
Unlimited number of preferred shares issuable in series

b) ISSUED

Class A common shares balance


At March 31, 2001                                  #                 $
                                             -------------    -------------

Balance, beginning of year                       4,556,600    $   1,079,451
Issued for cash                                    100,000           50,000
Issued for purchase of oil and gas assets          317,000          158,500
Issued for cash on exercise of options             410,000          129,180
Share issuance costs                                    --           (1,009)
                                             -------------    -------------
Total                                            5,383,600    $   1,416,122
                                             =============    =============


At March 31, 2000                                     #                $
-----------------                                ------------    ------------

Balance, beginning of year                          3,833,000    $    825,293
Issued for cash                                       211,100          95,105
Issued for purchase of oil and gas assets             412,500         165,000
Issued for cash on exercise of options                100,000          30,000
Tax effect of flow through                                 --         (27,265)
Share issuance costs                                       --          (8,682)
                                                 ------------    ------------
Total                                               4,556,600    $  1,079,451
                                                 ============    ============



At March 31, 1999                                 #                $
-----------------                            ------------    ------------
Balance, beginning of year                      1,333,000    $    199,950
Issued for cash                                 1,000,000         300,000
Issued for purchase of oil and gas assets       1,500,000         390,000
Share issuance costs                                   --         (64,657)
                                             ------------    ------------
                                                3,833,000    $    825,293
                                             ============    ============

c) ESCROW

586,504 of the issued shares are subject to escrow or trading restrictions.

d) FLOW THROUGH

During 2000, the Corporation incurred $61,105 of qualifying expenditures associated with a flow through share issue on December 31, 1999. As a result of incurring these expenditures and renouncing them to the flow through share subscribers, share capital has been reduced by the tax effect of the renunciation.

e) STOCK OPTIONS

The following stock options are outstanding to certain officers, directors, employees and consultants as of March 31, 2001.


 Balance                                                                 Exercised      Balance
March 31      Exercise                                                     During       March 31
   2000        Price          Expiry Date        Issued      Expired     The Period       2001
--------    -----------    -----------------    --------     --------    ----------     --------
      --    $      0.47    December 4, 2005      548,360           --           --      548,360
 218,000           0.30    April 6, 2003              --           --     (218,000)          --
 165,000           0.33    November 3, 2003           --      (15,000)    (150,000)          --
  52,360           0.34    January 24, 2005           --       (8,000)     (42,000)       2,360
--------    -----------    -----------------    --------     --------     --------     --------
 435,360                                         548,360      (23,000)    (410,000)     550,720
========    ===========    =================    ========     ========     ========     ========


 Balance                                                               Exercised      Balance
 March 31    Exercise                                                    During       March 31
   1999       Price          Expiry Date        Issued      Expired    The Period       2000
--------    ----------    -----------------    --------     --------   ----------     --------
 100,000    $     0.30    March 14, 2000             --           --    (100,000)          --
 218,000          0.30    April 6, 2003              --           --          --      218,000
 165,000          0.33    November 3, 2003           --           --          --      165,000
      --          0.34    January 24, 2005       52,360           --          --       52,360
--------    ----------    -----------------    --------     --------    --------     --------
 483,000                                         52,360           --    (100,000)     435,360
========    ==========    =================    ========     ========    ========     ========

f) LEGAL CAPITAL

The Corporation's legal stated capital is $285,000 greater than the value of the share capital as shown in these financial statements. The difference arose because of the method of accounting for the acquisition of oil and gas properties during the year ended March 31, 1999, which ascribed a lower value to the share consideration than the stated value of the shares which were issued pursuant to the terms of the acquisition agreement.

7. INCOME TAXES

The provision for (recovery of) income taxes differs from the amount that would have been expected by applying combined federal and provincial corporate income tax rates to income before taxes. The principal reasons for these differences are as follows:

At March 31,                                           2001            2000           1999
-------------                                        ---------      ---------      ---------
Income before taxes                                  $ 213,402      $ 271,749      $   3,105
Statutory income tax rate                                45.03%         44.94%         44.62%

Anticipated tax provision (recovery)                    96,094        122,124          1,385
Increase (decrease) in income tax resulting from:
   Non-deductible payments                             198,206         80,412         19,213
   Alberta royalty tax credit                          (34,884)       (25,594)       (13,070)
   Resource allowance                                  (83,535)       (57,985)        (2,721)
   Share issue costs                                    (6,709)        (6,605)        (5,784)
   Other                                                    10            629             --
                                                     ---------      ---------      ---------
Income taxes (recovery)                              $ 169,182      $ 112,981      $    (977)
                                                     =========      =========      =========

8. RELATED PARTY TRANSACTIONS

The Corporation entered into consulting contracts with companies wholly owned by its president, chief financial officer and vice president. Payments made under these contracts totalled $147,000 (2000 - $106,100; 1999 - $22,500).

9. FINANCIAL INSTRUMENTS

Financial instruments of the Corporation consist of accounts receivable, accounts payable, investments, bank indebtedness, and long-term debt.

a) FAIR VALUE

The fair value of financial instruments approximate their carrying value, due to the short term maturity or capacity for prompt liquidation. The carrying value of long-term debt approximates fair value as it bears interest at a floating rate.

b) CREDIT RISK

All of the Corporation's accounts receivable are with customers in the oil and gas industry and are subject to normal credit risks.

c) INTEREST RATE RISK

As at March 31, 2001, all of the long-term debt was floating rate debt. A variation in the interest rate would result in a variance in interest expense.

d) FOREIGN CURRENCY RISK

The Corporation is exposed to foreign currency fluctuations as oil and gas prices received are based on U.S. dollar denominated world prices.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Corporation have been prepared in accordance with Canadian GAAP which differs in certain material respects from US GAAP. Material differences between Canadian GAAP and US GAAP and their effect on the Corporation's financial statements are summarized in the tables below.



Statement of Income and Retained Earnings
At March 31,                                      2001              2000             1999
                                              -------------    -------------    -------------


Weighted average number of diluted common
shares outstanding under US GAAP(a)               4,923,247        4,109,958        2,486,781
                                              =============    =============    =============

Diluted net earnings per share under US
GAAP                                          $        0.01    $        0.04    $        0.00
                                              =============    =============    =============



a) DILUTED EARNINGS PER SHARE

Under US GAAP, weighted average number of diluted common shares outstanding is calculated using the treasury stock method which assumes the proceeds from the exercised options shall be used to purchase common stock at the average market price during the respective period.

b) CEILING TEST ON PETROLEUM INTERESTS

US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective March 31, 2001, March 31, 2000, and March 31, 1999, and it was determined that no write-down of proved petroleum interests was necessary.

c) EMPLOYEE STOCK OPTIONS


The Corporation grants stock options which reserves common shares for issuance to employees and directors. Under Canadian GAAP, the issuance of stock options is not recognized for accounting purposes. Under US GAAP, the issuance of stock options requires an assessment to determine stock based compensation. Accordingly, the Corporation has applied the provisions of APB 25 and SFAS 123 to calculate stock based compensation under US GAAP using the fair value method. As these options were issued to employees with an exercise price equal to the fair value on the date of grant, no compensation expense is required to be recorded under US GAAP.

EXHIBITS


    Exhibit
    Number        Description
    -------       -----------



      *3.1       Articles of Incorporation of GEOCAN Energy Inc.

      *3.2       Articles of Amendment of GEOCAN Energy Inc.

      *3.3       By-laws of GEOCAN Energy Inc.

     *10.1       Incentive Stock Option Plan

     *10.2       Stock Purchase Plan

     *10.3       Carson/Judy Acquisition

     *10.4       Dina Acquisition

     *10.5       Deer Mountain Acquisition

     *10.6       Huntoon Acquisition 12/99

     *10.7       Huntoon Acquisition 1/00

     *10.8       Saskatchewan Leases

                 *10.8.1    Gully lake

                 *10.8.2    Dulwich

                 *10.8.3    Marsden

     *10.9       Alberta Lease/Silverdale

     *10.10      Carrot Creek Purchase Agreement

     *10.11      Czech Letter Agreements

                 *10.11.1   Czech Agreement 6/2000

                 *10.11.2   Czech Agreement 7/2000

                 *10.11.3   Czech Agreement 1/2001

     *10.12      CanPet Energy Marketing Agreement

     *10.13      ProGas Marketing Agreement

     *10.14      Purchase Agreement 717365 Alberta Ltd.

     *10.15      Escrow Agreement between Major Shareholders

     *10.16      Indemnity Agreement (Form)

     *10.17      Trava Participation Agreement

     *10.18      Revolving Loan Facility Agreement

     *10.19      Office Lease

     *99.1       Sproule Reserves Report April 1, 2001


* Exhibits previously filed with our initial 20-F filing on June 28, 2001.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GEOCAN ENERGY INC.




Date: August 16, 2001                   By: /s/ WAYNE S. WADLEY
      ----------------                      ------------------------------------

                                           Wayne S. Wadley
                                           President and Chief Executive Officer

                               INDEX TO EXHIBITS



    EXHIBIT                                                       SEQUENTIAL NUMBER
    NUMBER       DESCRIPTION*                                            PAGE
    ------       ------------                                     -----------------

      *3.1       Articles of Incorporation of GEOCAN Energy Inc.

      *3.2       Articles of Amendment of GEOCAN Energy Inc.

      *3.3       By-laws of GEOCAN Energy Inc.

     *10.1       Incentive Stock Option Plan

     *10.2       Stock Purchase Plan

     *10.3       Carson/Judy Acquisition

     *10.4       Dina Acquisition

     *10.5       Deer Mountain Acquisition

     *10.6       Huntoon Acquisition 12/99

     *10.7       Huntoon Acquisition 1/00

     *10.8       Saskatchewan Leases

                 *10.8.1    Gully lake

                 *10.8.2    Dulwich

                 *10.8.3    Marsden

     *10.9       Alberta Lease/Silverdale

     *10.10      Carrot Creek Purchase Agreement

     *10.11      Czech Letter Agreements

                 *10.11.1    Czech Agreement 6/2000

                 *10.11.2    Czech Agreement 7/2000

                 *10.11.3    Czech Agreement 1/2001

     *10.12      CanPet Energy Marketing Agreement

     *10.13      ProGas Marketing Agreement

     *10.14      Purchase Agreement 717365 Alberta Ltd.

     *10.15      Escrow Agreement between Major Shareholders

     *10.16      Indemnity Agreement (Form)

     *10.17      Trava Participation Agreement

     *10.18      Revolving Loan Facility Agreement

     *10.19      Office Lease

     *99.1       Sproule Reserves Report April 1, 2001



* Exhibits previously filed with our initial 20F filing on June 28, 2001.

* Schedules and attachments to Exhibits are omitted. We will submit schedules and attachments at the request of the Securities and Exchange Commission